08001862

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Singer N.V.

*CURRENT ADDRESS

PROCESSED
APR 2 1 2008
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34635 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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082-34635

Singer ~~RETAIL HOLDINGS~~ N.V.

12-31-07
ARIS

2007 SUMMARY
ANNUAL REPORT

April 2008

Strategy Statement

Retail Holdings N.V., is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited ("Singer Asia"), which through operating units located in selected emerging markets in Asia acts as a distributor of consumer durable products, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer worldwide sewing business and trademark; and 3) cash and cash equivalents. The Company has no operating activities other than those carried out through Singer Asia and has no plans to acquire other operating assets.

The Company's strategy is to maximize and monetize the value of its assets with the medium-term objective of liquidating the Company and distributing the resulting funds and any remaining assets to its shareholders.

The Company will seek to grow, to enhance the profitability of, and to increase the potential public market or private sales value of Singer Asia, with the objective of monetizing the Company's investment in Singer Asia, either through a public offering and subsequent distribution of any remaining Singer Asia shares, or through a sale of Singer Asia. Principal repayments of $28.5 million and interest are due from the seller notes in the period through September 2011. In the interim, pending the offering or sale of Singer Asia, realization of the principal and interest on the seller notes, and the ultimate liquidation of the Company, ReHo's strategy is to minimize holding company personnel and cost of administration.

During 2007, ReHo paid a special dividend to shareholders of $1.00 a Share. The Company's Board of Directors anticipates recommending for shareholder approval a dividend of $0.60 a Share for 2008. It is the Company's intention to maintain a regular dividend program.

2007 Summary Annual Report
Retail Holdings N.V.

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

INTRODUCTION

Retail Holdings N. V. ("ReHo" or the "Company"), formerly known as Singer N.V., was organized as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to a reorganization plan under Chapter 11 of the United States Bankruptcy Code, effective September 2000, ReHo became the parent company of several operating companies formerly owned by The Singer Company N.V. ("Old Singer").

The Company is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited ("Singer Asia" or the "Asia Company"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer worldwide sewing business and trademark; and 3) cash and cash equivalents. ReHo has no operating activities other than those carried out through Singer Asia.

In September 2004, ReHo completed the sale of the Singer worldwide sewing business and of the ownership of the SINGER® trademark to KSIN Holdings, Ltd. ("KSIN"), now called "SVP", an affiliate of funds managed by Kohlberg & Co., LLC. The name of the Company was changed from Singer N.V. to Retail Holdings N.V. as a consequence of this transaction.

As used herein, except as the context otherwise requires, the term "Company" or "ReHo" refers to Retail Holdings N.V. The term "Asia Company" or "Singer Asia" refers to Singer Asia Limited.

The Company publishes its consolidated financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America.

The registered office of the Company is located at Schottegatweg Oost 44, Willemstad, Curaçao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, NV Adminservice Corporation, located at 280 North Bedford Road, Mt. Kisco, New York, 10549, and its telephone number is 914 241-3404. The Company's share transfer agent is Mellon Investor Services LLC, at P.O. Box 3315, South Hackensack, New Jersey 07606, and its telephone number is 800-522-6645 (or from overseas, 1-201-680-6578). The Company's website is www.retailholdings.com.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to ReHo's or Singer Asia's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company or of the Asia Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources, and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside of management's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, that you should not place undue reliance on such forward-looking statements. You should not rely on any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise The Company and the Asia Company disclaim any such obligation. Risks and uncertainties that might affect the Company and the Asia Company include, but are not limited to: general economic conditions, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and the currencies in which the Asia Company makes significant sales or in which assets and liabilities are denominated; the Asia Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN and the secured promissory notes issued to the Company by AON International and Singer Jamaica; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

Important information regarding risks and uncertainties is also set forth elsewhere herein including, without limitation, elsewhere in this Introduction and in the sections entitled: Risk Factors, Information About the Company, Information About Singer Asia Limited, Operating and Financial Review and Prospects, and the audited consolidated financial statements referenced in Financial Statements.

The information included in this Summary Annual Report does not purport to be inclusive of all of the information that might be included in a Form 20-F annual report. It only contains summary information that, in the opinion of management, is most relevant for understanding the Company's and the Asia Company's financial results during 2007.

As described in greater detail below, it is the Company's intention not to provide regular quarterly reports including the information that might be included in a Form 10-Q quarterly report. The Company expects to issue only a Summary Annual Report and a Summary Semi-Annual Report, the latter to include an unaudited, six-month Consolidated Statement of Operations and Consolidated Balance Sheet, with limited commentary. See, Risk Factors, Limited Disclosure, included herein.

RISK FACTORS

Risks to the Company and to the Asia Company are also discussed elsewhere herein, including, without limitation, in the other sections referred to in the Cautionary Statement With Respect to Forward-Looking Statements.

Economic Trends and Exogenous Events May Adversely Impact Results

Purchases of the Asia Company's products are to a significant extent discretionary. Economic downturns and resulting declines in consumption in Singer Asia's major markets (Sri Lanka, Thailand, Bangladesh and Pakistan), and in Asia generally, may adversely impact the Asia Company's level of sales and financial position. Economic developments in these countries may also be impacted significantly by exogenous, unanticipated political or natural events.

The Consumer Finance Business Is Subject to Non-Performance Risks

Extension of consumer credit is an integral part of Singer Asia's operations. In most countries, accounts receivable are financed by the local operating companies. A significant economic downturn in a market, a sharp drop in the market price of products sold on credit, a negative exogenous shock, a loss of critical personnel, changes in local laws or practice, or civil disorder, among other factors, could reduce collection performance, impairing the value of the Asia Company's receivables, negatively impacting the consolidated results and financial position.

International Operations Have Special Risks

All of Singer Asia's operating activities are conducted in emerging markets. There are a number of special risks inherent in doing business in these markets, including, among others, less stable political systems, uncertainty with respect to regulatory and legal procedures, breakdowns in civil order, difficulties in recruiting and retaining personnel, reduced protection for intellectual property rights, and potential adverse changes in tax regimes. If Singer Asia is unable to manage the risks inherent in its international activities, this may adversely affect the consolidated results and financial position.

There Are Intense Competitive Pressures

Singer Asia's operations face a broad range of competitors and potential competitors, from large international companies to small independent dealers. Some of these competitors have greater financial, technical and marketing resources available to them than does the Asia Company. Others may be willing to engage in unethical or illegal business practices that may give them at least a temporary advantage. The competitive environment has become increasingly demanding due to a number of factors, including increased price competition reflecting global over-capacity for most of the products that the Company sells, the growth of new, more efficient sales channels, such as mass merchants, and the broadening of consumer credit alternatives in certain markets.

Foreign Exchange Fluctuations May Negatively Impact Results

Local currency denominated financial results in each of the operating companies around the world are translated into U.S. dollars by applying the weighted average market exchange rate during each financial reporting period. Local currency denominated assets and liabilities are translated into U.S. dollars by applying the market exchange rate at the end of each financial reporting period. Accordingly, the financial results as reported in the consolidated profit and loss statement, and the assets and liabilities as reported in the consolidated balance sheet, are subject to foreign exchange rate fluctuations.

Facilities and Information Systems Are Subject to Damage

Facilities are located throughout the world and are subject to the possibility of disaster or outage or similar disruption as a result of any of a number of events. As the role of information systems becomes more important in the Company's and the Asia Company's operating activities, shutdowns of information systems due to disasters, software and hardware defects, and computer viruses pose increasing risks. This may affect operating activities, generate expenses relating to physical or personal damage, or may otherwise have a negative impact on the consolidated results and financial position.

The Company's Shares Are Currently Quoted Only On "Pink Sheets"

The Company does not anticipate that its common shares (the "Shares") will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board, or a similar trading system. Price quotations for the Company's Shares are only available on the "Pink Sheets" quotation service, under the symbol "RHDGF". Brokers should be able to continue trading ReHo's Shares using the "Pink Sheets" quotation service as long as the Company is current in providing to the U. S. Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file in the Netherlands Antilles. If the Shares cease to be traded, shareholders seeking to sell or buy Shares will only be able to do so with considerable difficulty and at prices that may not reflect the Shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there may not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's Shares to deviate substantially from their theoretical inherent value.

The Company Provides Only Limited Disclosure

Pursuant to the laws and regulations of the Netherlands Antilles, the Company is only required to provide certain information to shareholders on an annual and semi-annual basis. The Company also intends to make available the information required by Rule 15c2-11 under the Securities Exchange Act of 1934, as amended, although it is not required to do so. The Company expects to issue only a Summary Annual Report, including audited consolidated financial statements and notes, with limited commentary, and a Summary Semi-Annual Report, including an unaudited, six-month, Consolidated Statement of Operations and Consolidated Balance Sheet, with limited commentary. The decision to not provide quarterly reports and more comprehensive annual and semi-annual reports could make it more difficult for investors to assess the Company and its results and prospects and, thereby, could result in less liquidity for the Company's Shares and prices that may not reflect the Shares' theoretical inherent value.

INFORMATION ABOUT THE COMPANY

Overview

ReHo is a holding company with three principal assets:

1. A 56.8% equity interest in Singer Asia which, through operating units located in selected emerging markets in Asia, acts as a distributor of consumer durable products, with consumer credit and other financial services available to qualified customers (more fully described in the next section);
2. Seller notes, primarily arising from the sale of the Singer worldwide sewing business and trademark in September 2004 (more fully described below and in Note 7 to the Financial Statements); and
3. Cash and cash equivalents, $5.9 million as of December 31, 2007.

ReHo has no operating activities other than those carried out through the Asia Company.

Singer Asia was formed in 2003 to hold the Company's interests in the Singer distribution companies in Asia (Bangladesh, India, Indonesia, Pakistan, Philippines, Sri Lanka, Thailand and Vietnam). In July 2003, ReHo concluded the placement with a private investment fund (the "Fund") of a 43.2% minority equity interest in Singer Asia. The Fund paid $30.0 million in cash to acquire the stake in Singer Asia. ReHo retains a 56.8% equity interest in Singer Asia and continues to consolidate the results of these operations in its own financial statements.

In September 2004, ReHo completed the sales of the Singer worldwide sewing business and of the ownership of the SINGER® trademark to KSIN Holdings, Ltd. ("KSIN"), now called "SVP," an affiliate of funds managed by Kohlberg & Co., LLC (the "KSIN Transaction"). The total consideration consisted of approximately $65.1 million of cash, $22.5 million of unsecured, subordinated, promissory notes due September 2010 and 2011, and the pay off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to a post-closing price adjustment. Singer Asia continues to have a royalty bearing license for the use of the SINGER® trademark in most Asian countries and Australia/New Zealand and continues to be the exclusive distributor of Singer-brand sewing machines in most of Asia.

The tangible net asset value on an unconsolidated basis of ReHo, the holding company, at December 31, 2007 was $59.8 million, equivalent to $11.58 per Share outstanding. Including the goodwill associated with the Company's investment in Singer Asia, the total net asset value, including intangibles, on an unconsolidated basis of ReHo, the holding company, at December 31, 2007 was $74.1 million, equivalent to $14.35 per Share outstanding. This is a decline of $1.65 per Share from the corresponding value at December 31, 2006 reflecting the $1.00 per Share dividend paid by the Company to shareholders of record on July 19, 2007, the loss at Singer Asia resulting from the loss at Singer Thailand, and the modest increase in the number of Shares outstanding.

The underlying assets and liabilities at December 31, 2007 on a book value basis **(which may be greater or less then realizable value)** are as follows (in US$ millions):

Tangible Assets:		
Cash and cash equivalents	$	5.9
Investment in Singer Asia		33.7
KSIN and Jamaica Notes		22.1
Tangible Assets		61.7
Goodwill		14.3
Total Assets		76.0
Other Assets and liabilities, net		(1.9)
Net Asset Value:	$	74.1

ReHo's strategy is to maximize and monetize the value of its assets with the medium-term objective of liquidating the Company and distributing the resulting funds and any remaining assets to its shareholders. The Company will seek to grow, to enhance the profitability of, and to increase the potential public market and private sales value of Singer Asia, with the objective of monetizing ReHo's investment in Singer Asia, either through a public offering and subsequent distribution of any remaining Singer Asia shares or through a sale of the Asia Company.

Principal repayments of $7.5 million and $19.1 million from the KSIN Notes are due September 2010 and 2011, respectively, subject to possible revision for additional, optional cash interest payments before then and for successful indemnity claims, if any, by SVP in connection with certain representations and warranties given by the Company in the KSIN Transaction (see Note 19 to the Financial Statements). Principal repayments totaling $1.9 million in the period through December 2009 are due from certain notes received in connection with the sale of Singer Jamaica in June 2005.

In the interim, pending the ultimate liquidation of the Company, ReHo's strategy is to minimize holding company personnel and cost of administration.

ReHo in the 2004-2006 period used a portion of the cash and cash equivalents in excess of its requirements, initially, to purchase general, unsecured claims against Old Singer that would have resulted in the claimant receiving the Company's Shares, and, more recently, to purchase Shares in both private and market transactions and to purchase unexercised options (see below, Additional Information - Shareholding).

During 2007, the Company introduced a dividend program, paying a special dividend of $1.00 a Share in that year. The Company's Board of Directors anticipates recommending for shareholder approval at the 2008 Annual General Meeting of Shareholders ("AGM") a proposal to pay a dividend of $0.60 a Share for 2008. The Company anticipates making dividend recommendations in subsequent years.

INFORMATION ABOUT SINGER ASIA LIMITED

Overview

Singer Asia is a holding company whose operating subsidiaries are engaged in the distribution of a wide variety of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers. Distribution is through three principal channels: 1) retail; 2) direct selling; and 3) wholesale, licensing and third party distribution.

The Asia Company has been engaged for many years in the distribution of consumer durable products, with credit, in the markets where it currently operates retail or direct selling businesses:

Bangladesh	since 1905
Pakistan	since 1905
Sri Lanka	since 1877
Thailand	since 1905

In each of these countries, Singer Asia is the leading retailer or direct seller of durable products for the home. In these markets, and throughout Asia, the Asia Company is recognized by consumers as a trusted source of reliable, quality, consumer products, as well as being identified with the availability of consumer credit. This is a business with significant potential to grow along with the emerging economies of Asia and the expansion of their consumer middle–and lower–income classes.

Singer Asia's ongoing business strategy is:

- To grow the Asia Company's retail and consumer financial services businesses in Bangladesh, Pakistan and Sri Lanka, and to seek to develop a retail business in India. The objective is to enhance the Asia Company's status in its existing retail markets as the number one retailer of durable products for the home and the number one provider of consumer credit to middle–and lower–income consumers, and to build a meaningful presence as a consumer home durables retailer in India. This will give Singer Asia a unique retail presence throughout the Indian subcontinent.

- To restore the profitability of the Asia Company's direct selling business in Thailand, the largest direct seller of consumer durables in that country, with the objective of Singer Asia again becoming a leading provider of durables for the home, and of credit and other financial services, to middle-and-lower income consumers outside of Bangkok.

- To grow the Asia Company's wholesale, licensing and third party distribution activities in those markets where it currently is either operating a wholesale business, has licensees, or has third party distributors, and to develop a similar presence in most of the rest of developing Asia.

Singer Asia's revenues are somewhat seasonal, generally increasing during certain holidays or festival periods. Overall, revenues tend to be slightly higher than average in the fourth quarter and, to a lesser extent, in the first quarter of each year, with the lowest revenues generally in the third quarter.

For additional information regarding Singer Asia, see the Singer Asia website: www.singerasia.com

Products

Singer Asia distributes a variety of durable products, especially products for the home. Products include: home appliances, such as air conditioners, dishwashers, deep freezers and bottle coolers, kitchen ranges, microwaves, refrigerators, washing machines and dryers, as well as small kitchen appliances and sewing machines; electronic equipment, such as color televisions, including digital, plasma and LCD products and home theatre, DVD players, personal computers, portable audio products, and telephone and satellite television equipment; motorcycles; small generators; and additional consumer products depending on the market, such as home furnishings in Sri Lanka and water heaters in Bangladesh and Pakistan.

It is the Asia Company's strategy to significantly broaden and update the product offering. New types of products are reviewed and added to the local product offerings on a regular basis.

Most products, other than motorcycles, continue to be sold using the Singer brand although an increasing share, especially in Sri Lanka, and, to a lesser extent, in Bangladesh and Pakistan, are now being sold using a variety of other well-known names, often under exclusive brand distribution arrangements. During 2007 Singer Asia became the exclusive co-distributor for Samsung® home appliances and electronics in Bangladesh and Sri Lanka.

Most of the consumer durable products sold by the Asia Company are sourced from third party manufacturers either in fully assembled or kit form. Singer Asia has maintained strong historical relationships with several leading global and local Asian manufacturers.

In some cases, where there are local efficiencies or tax or duty incentives, assembly of certain products is carried out by the local Singer Asia operating company. Presently, televisions and motorcycles are assembled in Bangladesh; refrigerators, freezers, gas appliances and sewing machines are manufactured and televisions and washing machines are assembled in Pakistan; and refrigerators, furniture, domestic and agricultural water pumps and paddy threshers are manufactured, and washing machines and sewing machines are assembled in Sri Lanka. Singer Asia also manufactures consumer and industrial, electric wire and cable in Bangladesh.

Historically, each Singer Asia operating company independently sourced its consumer durable products. Singer Asia in 2004 introduced a central sourcing program for those products not sourced from suppliers in the operating company's own country with the objective of realizing price and feature improvements. This effort is facilitated by a trend to greater standardization of the product line throughout the Asia Company's markets.

Consumer Credit Operations and Financial Services

Extension of consumer credit has been an integral part of the Company's operations since shortly after the business was founded over 150 years ago. Consumer credit is a key element of the sales offering in the emerging markets in which the Asia Company operates as other forms of credit are less readily available for the middle-and lower-income consumers in these markets than is the case in more developed countries.

Approximately 50% of Singer Asia's sales are on credit. In addition to providing a strong impetus to sales, consumer credit continues to be an important component of revenue; finance charges on consumer installments represented approximately 15% of the Asia Company's total revenue in 2007.

The Asia Company's credit activities generate installment accounts receivable which are outstanding from three to 48 months and bear interest at rates based upon prevailing consumer interest rates in the various local markets. These accounts receivable are financed by the local Singer Asia companies. It is the Asia Company's consistent practice to finance such accounts receivable by borrowing funds in the country and in the currency where such accounts receivable originate. Singer Asia had a total of over 772,000 active installment accounts as at December 31, 2007, with a total installment accounts receivable, net of unearned finance charges and allowances, of $141.4 million.

Singer Asia is seeking to improve the credit granting and collection process. Steps taken include: introducing automated point scoring systems; joining and, where not available, helping to establish credit bureaus and nationwide consumer blacklists; introducing call centers to make welcome and collection calls; making greater use of third-party collection agencies; and enforcing strict repossession policies.

In addition to credit, Singer Asia also offers a variety of consumer protection plans including extended warranties, protection against product loss or damage due to fire, theft or natural calamities, and debt forgiveness in the event of the death or other extraordinary interruption in a customer's repayment ability.

Singer Asia's ongoing business strategy is to significantly broaden the financial product and services offering. Through selected Singer stores in Sri Lanka customers can now receive remittances from overseas friends and relatives, pay utility and credit card bills and purchase insurance. These and other financial services will be extended to additional Sri Lanka stores and to Singer stores in other countries over the next several years.

The Asia Company, through a finance company subsidiary in Sri Lanka and a finance company affiliate in the Philippines, helps promote dealer and related consumer financing in these markets. Through a financial services affiliate in Bangladesh and the finance company subsidiary and a financial services affiliate in Sri Lanka, the Asia Company also is engaged in commercial leasing.

Retail

The cornerstones of the Singer Asia operations are the retail and consumer financial services businesses in Bangladesh, Pakistan and Sri Lanka and the retail business to be developed in India.

Retail Financial Highlights

($ millions)	2007	2006	% Change
Revenue	205.3	177.9	15.4
Operating Profit	24.1	18.8	28.3
Net Income	9.1	7.5	21.4

In Bangladesh, Pakistan and Sri Lanka, Singer Asia operates nationwide chains of Asia Company retail stores and smaller satellite shops, supplemented by an extensive network of wholesale dealers. In each of these countries, Singer Asia is the number one retailer of durables for the home, with the largest number of stores. Store size ranges from approximately 200 square feet to approximately 14,360 square feet, with the largest stores in Sri Lanka.

Singer Asia also currently operates a very limited number of retail shops in India, primarily selling sewing machines, but with most distribution through independent distributors and dealers. During 2008, the Asia Company anticipates that several new Singer shops selling a full range of durables for the home will be opened in the Tamil Nadu area of India.

The number of distribution outlets by country as of December 31, 2007 is as follows:

	Stores and Satellite Shops	Distributors and Dealers
Bangladesh	239	281
Pakistan	157	210
Sri Lanka	327	770
India	20	235
Total	743	1,496

Singer Asia's ongoing business strategy for retail is:

- To increase the number and variety of distribution points including introducing new store formats and penetrating further into rural, under-serviced markets. During 2007, 62 new retail stores were opened (net of store closings); an additional 64 stores are planned to be opened in 2008.

- To renovate and modernize the Asia Company's existing stores. A total of 89 stores received major renovations during 2007; an additional 72 stores are expected to receive major renovations in 2008.

- To offer a broader multi-brand offering. Singer stores will feature Singer and other proprietary brand products, products carrying the brands for which Singer Asia is an exclusive distributor or co-distributor, such as Hitachi®, Samsung®, TCL® and Whirlpool® in Sri Lanka, and products carrying other complementary and competitive brands. Reflecting the multi-brand offering, during 2007, Singer shops in the retail markets were re-branded "Singer Plus".

- To build on the improved merchandising and marketing concepts and standards introduced in 2007, particularly the call centers, catalogs, loyalty cards, and product information brochures and training.

- To further enhance operating and financial performances through continued systems, management and organizational improvements including the full roll out in Sri Lanka during 2008 and the expected initial roll out in Bangladesh and Pakistan during 2008 of complete new management information systems.

Retail Operating Companies

Sri Lanka

Sri Lanka Financial Highlights

($ millions)	2007	2006	% Change
Revenue	124.7	117.6	6.0
Operating Profit	16.6	13.0	26.9
Net Income	5.4	4.4	22.5

Singer (Sri Lanka) Limited ("Singer Sri Lanka") operates 147 Singer Plus retail stores and nine Singer "Mega" stores, a larger format store offering a wider range of consumer durable brands and products including furniture. One of the Singer Mega stores is the largest consumer durables, department store in the country. The Sri Lanka company has an additional 132 Singer satellite shops. Singer Sri Lanka, during 2004, also introduced two new channels of distribution; 24 Sisil® retail stores now offer a somewhat different product and brand mix and 13 Modern Homes® furniture showrooms offer a variety of modern and traditional bedroom, dining room and occasional furniture and accessories. (Sisil® is a Sri Lanka heritage brand that was acquired by Singer Sri Lanka.) In addition, Singer Sri Lanka has more than 629 independent Singer and 186 independent Sisil® dealers (some dealers carry both lines). Singer Sri Lanka has 1,095 employees; an additional 575 individuals are employed at the two manufacturing subsidiaries.

Singer Sri Lanka is the largest retailer in Sri Lanka of durables for the home and has a very significant market share across several product categories including a 46% market share in refrigerators, a 25% market share in washing machines and a 33% market share in televisions, as well as an 80% market share in consumer sewing machines. Sales of non-sewing consumer durables represent about 87% of Singer Sri Lanka's total sales. Products traditionally have been sold using the Singer brand, recognized again in 2007 as one of Sri Lanka's "Superbrands", but the operation has over the past several years introduced additional brands, often under exclusive brand distribution arrangements including Hitachi®, Samsung®, TCL®, Whirlpool® and, beginning in 2008, Phillips®.

At the end of 2007, Singer Sri Lanka had 378,000 active installment accounts with a total installment accounts receivable, net of unearned finance charges and allowances, of $51.6 million. Only about 2% of Singer Sri Lanka's installment accounts are in arrears past the due date.

Singer Sri Lanka's strategy is to seek to further boost sales, building on the substantial growth of the last several years by: modernizing and improving existing outlets; increasing the number and variety of sales locations especially Sisil locations; broadening and extending the brand and product offering including adding in 2008 the Phillips® brand; and increasing and improving sales and customer promotion. During 2007, Singer Sri Lanka: added 28 new shops and renovated 42 stores, introduced the Samsung® brand, broadened the selection of digital products and personal computers, and further enhanced the customer loyalty and call center programs introduced in 2005.

During 2007, the Sri Lanka company also substantially broadened its financial services offering; customers can now receive remittances from overseas, pay utility and credit card bills, and purchase insurance at a growing number of store locations.

Singer Sri Lanka, together with Singer Asia, own controlling stakes (54% and 84%, respectively) in two Sri Lanka, publicly listed, manufacturing companies: Regnis (Lanka) Limited, a manufacturer of refrigerators and assembler of washing machines; and Singer Industries (Ceylon) Ltd., a manufacturer of sewing cabinets and stands and assembler of sewing machines. Singer Sri Lanka also owns a 30% stake in Commercial Leasing Co., Ltd., a publicly listed financial leasing company, and 100% of Singer (Sri Lanka) Finance Company Ltd., a finance company subsidiary with a deposit-taking license.

For additional information regarding Singer Sri Lanka, see the Singer Sri Lanka website: www.singersl.com

Bangladesh

Bangladesh Financial Highlights

($ millions)	2007	2006	% Change
Revenue	52.5	37.3	40.8
Operating Profit	4.8	3.6	33.4
Net Income	2.7	2.3	17.2

Singer Bangladesh Limited ("Singer Bangladesh") operates 170 Singer Plus retail stores and 69 smaller satellite shops. At the end of 2007, Singer Bangladesh had 63,000 active installment accounts. The Bangladesh company has 681 employees.

Singer Bangladesh is the largest retailer in Bangladesh of durables for the home and has significant market shares across several product categories including a 32% market share in refrigerators, a 21% market share in washing machines and a 26% market share in televisions, as well as a 16% market share in consumer sewing machines. Sales of non-sewing products represent approximately 97% of Singer Bangladesh's total sales. Singer Bangladesh began during 2005 to offer non-Singer brand home appliances, electronics and motorcycles, some of which brands, such as Haier®, Whirlpool® and Samsung®, are being sold under exclusive brand distribution arrangements.

Singer Bangladesh's strategy is to seek to further boost revenues by: increasing the number, variety and size of the Bangladesh company's sales locations; modernizing and improving existing outlets; improving and broadening the product and brand offering; more aggressively promoting credit and the sale of consumer protection plans and extended warranties; and additional sales promotion. During 2007, Singer Bangladesh added 16 new shops, including a new larger format store, renovated 17 stores, broadened the offering of digital products and personal computers, and introduced a call center.

Singer Bangladesh owns a 45% interest in a publicly listed financial leasing company, International Leasing and Financial Services, Ltd. During 2006, Singer Bangladesh began producing both consumer and industrial wire and cable; consumer wire and cable is sold through the company's retail shops and through specialized dealers, industrial wire and cable is sold through a dedicated company sales force. Sales of wire and cable products totaled $6.2 million in 2007.

For additional information regarding Singer Bangladesh, see the Singer Bangladesh website: www.singerbd.com

Pakistan

Pakistan Financial Highlights

($ millions)	2007	2006	% Change
Revenue	28.1	23.0	22.2
Operating Profit	2.7	2.1	28.4
Net Income	1.0	0.8	27.8

Singer Pakistan Limited ("Singer Pakistan") operates 157 Singer Plus retail stores, supplemented by 210 independent dealers. At the end of 2007, Singer Pakistan had 82,000 active installment accounts. The Pakistan company has 1,120 employees.

Singer Pakistan is the largest retailer in Pakistan of durables for the home. The Pakistan company's stores sell a broad range of consumer durable products with the emphasis on televisions, refrigerators, air conditioners and freezers, gas appliances, washing machines and sewing machines. The company's dealers primarily sell Singer-brand gas appliances and, to a lesser extent, other products assembled at the Singer Pakistan factory. Sales of non-sewing consumer durables make up about 90% of Singer Pakistan's total sales. Most products are currently sold using the Singer brand although other well-known brand televisions, white goods and motorcycles have recently been introduced as part of a strategy to become a multi-brand retailer. Singer Pakistan was the first company in Pakistan to manufacture or sell "green gas" refrigerators and freezers.

Singer Pakistan's strategy is to seek to boost sales by: increasing the number of sales locations; expanding and improving the product and brand offering; and promoting more aggressively. During 2007, Singer Pakistan added 15 new shops, renovated 30 stores and introduced a variety of new products and brands. The company further enhanced the call center and loyalty card programs introduced during 2006. Singer Pakistan is also seeking to boost credit earnings by offering longer credit terms and somewhat easier credit, and to promote the sale of family protection plans.

For additional information regarding Singer Pakistan, see the Singer Pakistan website:
www.singerpakistan.com.pk

India

Singer Asia presently operates two companies in India: Singer India Limited ("Singer India"), a 50% owned public company affiliate, and Brand Trading (India) Pvt. Ltd. ("BT India"), a 100% owned subsidiary. As an affiliate, Singer India's results are not consolidated in Singer Asia's or ReHo's financial results; that company had 2007 revenues of $10.8 million and a small loss at net income. BT India had 2007 revenues of $9.3 million and a modest profit.

Singer India historically was a retailer of consumer durables, with consumer credit, with an emphasis on sewing machines and, to a lesser extent, refrigerators, televisions and small appliances. Continuing a business started in 1905, Singer India is only one of two multi-nationals with a right to retail nationwide in India.

Singer India is currently undergoing a restructuring. Presently, it sources Singer and Merritt® brand consumer sewing machines from suppliers in India and from SVP, which it sells to BT India and to distributors with dealers in the northern, eastern, and western regions of India. Singer India continues to operate 20 Singer retail stores in attractive locations in India. Sales of sewing products currently represent almost all of Singer India's total sales.

Singer India incurred substantial losses in the period prior to its business restructuring. In May 2005, Singer India was registered as a "Sick Company" by the Board for Industrial & Financial Reconstruction ("BIFR") pursuant to the Sick Industrial Company's (Special Provisions) Act 1985 of India; this registration provides certain legal protection against creditors (see Note 5 to the Financial Statements). In February 2008 BIFR approved a reorganization plan for circulation to creditors. Singer India's principal secured creditors -- the commercial lenders -- have approved the plan and have accepted and received a one-time settlement of all amounts due. While there can be no assurance that BIFR registration and the steps being taken by Singer India will permit the necessary successful financial restructuring of that company, it is now more likely than not that Singer India will successfully emerge from BIFR during 2008 or early in 2009. This will facilitate the Asia Company's strategy to build a meaningful presence as a consumer home durables retailer in India.

BT India was established in 2005 to operate a new wholesale business. The company purchases Singer and Merritt® brand consumer sewing machines from Singer India, which it sells to consumer sewing product dealers and government agencies in the South of India and to military canteens throughout India. BT India currently has 235 dealers. BT India does not operate any retail locations. The company does not sell any non-sewing products.

For additional information about Singer India and BT India, see their respective websites: www.singerindia.net and www.btindia.net.

Direct Selling

Singer Asia currently has one direct selling operation, Singer Thailand.

Direct Selling/Thailand Financial Highlights

($ millions)	2007	2006	% Change
Revenue	54.3	49.3	10.2
Operating Profit	(13.3)	(23.4)	NM
Net Income	(18.7)	(24.1)	NM

Thailand

Singer Thailand Public Company Limited ("Singer Thailand") operates 200 Singer direct selling locations. The direct selling locations, which are primarily located outside of Bangkok, serve primarily as a base for canvassers (direct selling agents)/collectors who sell door-to-door, and as local warehouses. The Thai company also operates one clearance/outlet center. More than 5,000 canvassers/collectors, most of whom are on a commission only basis, are employed by the Singer Thailand operation.

Singer Thailand is Thailand's largest direct seller of durables for the home, a position further strengthened at the end of 2006 by the exit from that market of the Thai company's two largest direct competitors. Singer Thailand has a small but still significant -- given the size of the market -- market share across several consumer durable product categories. Sales of non-sewing consumer durables represent approximately 93% of Singer Thailand's total sales. Most of the consumer durable products sold by

Singer Thailand, other than motorcycles, are sold using the Singer brand; all of the motorcycles are sold using third-party brands. At the end of 2007, Singer Thailand had 231,000 active installment accounts with a total installment accounts receivable, net of unearned finance charges and allowances, of $39.5 million.

Singer Thailand was honored during 2004 to receive the coveted Garuda award from the King of Thailand for the Thai company's contribution to the social welfare of the people of Thailand.

Singer Thailand's strategy is to seek to return to profitability after the significant losses of 2006 and 2007. These losses primarily reflect poor collection performance, especially for motorcycle accounts, and the consequent need to revert more products in the face of sharply declining used product prices. The objective is to again become the leading, and a profitable provider of home appliances, especially televisions, refrigerators and washing machines, and of credit and other financial services, to middle–and lower– income consumers outside Bangkok.

Singer Thailand is consolidating operations, reducing period cost and phasing out the sale of motorcycles. At the same time, the Thai company is seeking to grow appliance sales through an improved product offering, extended warranties and more promotional trade-in policies.

Singer Thailand during 2006 introduced for all motorcycle and large appliance credits a new, more centrally controlled, credit granting process including a centralized blacklist and reference to an external credit bureau. These new procedures were extended to almost all new credit applications during 2007. A new business model, which separates the sales and collection functions, was successfully introduced in 2004; this model was rolled out to additional areas during 2007, particularly those with poor collection performance. Singer Thailand also has expanded the use of the call centers, introduced in 2006, to help verify credit contact information and to assist in collection.

For additional information regarding Singer Thailand, see the Singer Thailand website:
www.singerthai.co.th

Wholesale, Licensing and Third Party Distribution

Wholesale

Singer Asia currently operates wholesale businesses in India and the Philippines. The India business is described above.

Singer Philippines Inc. ("Singer Philippines") had 2007 revenues of $4.7 million and a small loss at net income. Singer Philippines has 155 exclusive, franchise dealers who sell Singer sewing machines and a limited selection of Singer appliances, and 29 non-exclusive dealers, including mass merchants, who sell Singer sewing machines. Sales of non-sewing products represent 64% of Singer Philippines' total sales. Singer Philippines owns a 40% interest in a finance company affiliate, Singer Finance Corporation, that finances most consumer installment accounts of the Singer exclusive dealers.

Singer Philippines' strategy is to seek to increase the quality of its exclusive dealers by introducing a more attractive and better priced product line-up and by providing additional dealer support. The

Philippines company is also seeking to reduce period costs and to improve collection performance at its finance affiliate.

For additional information regarding Singer Philippines, see the Singer Philippines website: www.singermanila.com.ph

Licensing

Singer Asia has a royalty bearing license from SVP, the owner of the Singer trademark, allowing the company to: use the Singer name in its company and its subsidiary company names; to use the SINGER® trademark on its stores and on the non-sewing products it manufactures or sources, subject to appropriate quality and other standards; and to license the Singer name and the trademark to third party licensees in most countries of Asia including China and in Australia and New Zealand, but excluding Japan and Korea. The royalty is set at 1.0% of Singer Asia's consolidated revenues.

Singer Asia, in turn, has entered into royalty bearing license arrangements with third-party licensees. In Malaysia, these licensing arrangements allow a local company, Singer (Malaysia) Sdn. Bhd. ("Singer Malaysia"), to use the Singer name in its company name and to use the SINGER® trademark on its stores and on the products it manufactures or sources. Singer Malaysia pays the Asia Company a royalty calculated as a percentage of revenue. For additional information regarding Singer Malaysia, see the Singer Malaysia website: www.singer.com.my

In Australia, these licensing arrangements allow the local Singer sewing machine distributor, Blessington Pty. Ltd., to apply the SINGER® trademark to specific consumer durable products that it sources. The Australian licensee pays the Asia Company a royalty calculated as a percentage of sales of these products, with a minimum annual royalty.

The Asia Company is seeking to identify licensees in additional markets throughout Asia where it does not have and does not contemplate having its own retail, direct selling or wholesale operations. Licenses may take the form of a pan-Asian license of the SINGER® trademark for a specific non-sewing product category or categories or of a license of the SINGER® trademark for distribution locations and for non-sewing products in a particular market.

Third Party Distribution

The Asia Company also continues to look for opportunities to arrange for third party distribution in those Asian markets where Singer Asia does not currently have its own operations or licensees but where it has the exclusive right to use the Singer name and trademark. Distribution may be for sewing products sourced from SVP or for non-sewing products manufactured or sourced by Singer Asia or one of its subsidiary companies, especially Singer Asia Sourcing Limited. Presently, Singer Asia has a third party distributor for sewing products in Indonesia, PT Wijaya Mapan Abadi.

Organizational Structure

Singer Asia's principal operating companies are as follows:

Name	Country of Incorporation	Singer Asia's Economic Interest (%)
Retail		
Singer Bangladesh Limited	Bangladesh	80.0
Singer Pakistan Limited	Pakistan	70.3
Singer (Sri Lanka) Limited	Sri Lanka	84.9
Singer India Limited	India	49.6
Direct Selling		
Singer Thailand Public Company Limited	Thailand	53.4
Wholesale		
Brand Trading (India) Pvt. Ltd.	India	100.0
Singer Philippines	Philippines	100.0
Corporate		
Singer Asia Sourcing Limited	British Virgin Islands	100.0

The Asia Company's economic interest in Singer (Sri Lanka) increased to 87.5% during January 2008. ReHo's economic interest in each case is 56.8% of the Asia Company's economic interest.

Offices

Singer Asia and its principal operating companies maintain management or administrative offices in the following locations:

Bangladesh, Dhaka	5-B, Road #126, Gulshan -1, Dhaka -1212
Pakistan, Karachi	No. 608, 6th Floor, Beaumont Plaza, Beaumont Road, Karachi-3
Sri Lanka, Colombo	320, Dr. Colvin R. DeSilve Mawatha, Colombo 2
India, New Delhi	Brand Trading: A-26/4, IInd Floor, Mohan Co-operative Industrial Area, New Delhi 110044 Singer India: Guru Angad Dev Bhavan, 71, Nehru Place, New Delhi
Thailand, Bangkok	72 CAT Telecom Tower, 17th Floor, Charoen Krung Road, Bangkok 10500
Philippines, Manila	2100 Chino Roces Ave. Extension, Makati City
Hong Kong, PRC	Asia Administration: 7th Floor, Baskerville House, 13 Duddell Street

Five of the Singer Asia principal companies and two subsidiaries in Sri Lanka are publicly traded. The public companies, and the market value of Singer Asia's stakes (in turn, 56.8% owned by ReHo) are as follows:

Company	Listing	Value of Singer Asia's Holding at December 31, 2007 ($ millions)
Singer Bangladesh Limited	Dhaka and Chittagong	$ 36.8
Singer India Limited	Delhi and Mumbai	3.4
Singer Pakistan Limited	Karachi and Lahore	24.3
Singer (Sri Lanka) Limited	Colombo	33.2
Other Sri Lanka public subsidiaries	Colombo	2.8
Singer Thailand Public Company Limited	Bangkok	8.0
		$ 108.5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management Discussion and Analysis

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2007. This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein.

Results of Operations

Year Ended December 31, 2007 and December 31, 2006

The Company's consolidated results in 2007 continued to be impacted negatively by a still substantial, albeit smaller, loss at Singer Thailand, which masked the strong performance at Singer Asia's retail operations.

For the year ended December 31, 2007, the Company reported consolidated revenue of $276.2 million compared to consolidated revenue of $243.7 million for the same period in 2006, an increase of $32.5 million or 13.3%. Revenue at the retail operating units in Bangladesh, Pakistan and Sri Lanka increased by $27.4 million for 2007 to $205.3 million, or by 15.4% as compared to the same period in 2006. Revenue at Singer Thailand increased by $5.0 million for 2007 to $54.3 million, or by 10.2% as compared to the same period prior year.

The Company's revenue in 2007 includes $40.5 million of finance earnings on consumer credit sales compared to $47.8 million of finance earnings on consumer credit sales for the same period in 2006. The decrease in finance earnings is due to decreased credit earnings in Thailand, reflecting the decline in outstanding installment accounts, partially offset by increased credit earnings at the retail operating units in Bangladesh, Pakistan and Sri Lanka as a result of their strong sales and credit promotion.

Gross profit for the year ended December 31, 2007 was $107.1 million, representing a gross profit as a percentage of revenue of 38.8%, as compared to $100.7 million and a gross profit percentage of 41.3% for the year ended December 31, 2006. The decline in gross profit percentage is primarily due to the decline in Thailand's gross profit percentage, reflecting the higher share in revenue for 2007 as compared with 2006 of used and reverted products which carry a lower gross margin. Gross profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka was $68.7 million for the year ended December 31, 2007, representing a gross profit as a percentage of revenue of 33.5%, as compared to $59.7 million and a gross profit percentage of 33.6% for the year ended December 31, 2006.

Selling and administrative expense for the year ended December 31, 2007 was $101.0 million, representing 36.6% of revenue, as compared to $111.4 million and 45.7% of revenue for the year ended December 31, 2006. The decline in selling and administrative expense as a percentage of revenue is primarily due to the reduction in Thailand's bad debt expense and to the growth in revenue in each of the operations with a less than corresponding increase in fixed and semi-variable selling and administrative expense. At the retail operating units in Bangladesh, Pakistan and Sri Lanka, selling and administrative expense for the year ended December 31, 2007 was $44.6 million, representing 21.7% of revenue, as compared to $41.0 million and 23.0% of revenue for the same period in 2006. Selling and administrative expense at Retail Holdings' corporate declined to $2.0 million for 2007 as compared with $2.8 million for the same period in the prior year.

Operating income for the year ended December 31, 2007 was $6.2 million as compared to a loss of $10.6 million for the same period in 2006. The improvement in operating income reflects the decline in Thailand's operating loss from $23.4 million for the year ended December 31, 2006 to $13.3 million for the year ended December 31, 2007, and the increase in operating profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka from $18.8 million for the year ended December 31, 2006 to $24.1 million for the year ended December 31, 2007.

The continued operating loss at Singer Thailand largely reflects the legacy impact on revenue, S&A expense and operating profit of the motorcycle credit sales boom in 2004, 2005 and 2006, and the subsequent decline in motorcycle account collection performance and resulting higher levels of bad debt expense, product revert and inventory provision. The continued loss has also necessitated a larger valuation reserve for a portion of the deferred tax asset, further impacting the Thailand results. The introduction in 2006 continuing into 2007 of tighter credit granting procedures, Singer Thailand's exit from the motorcycle business (except for the continued sale of reverted products) and the restructuring and consolidation of the operation resulted in a significantly smaller loss for 2007 than for the prior year

Interest expense was $17.2 million and $13.8 million for the years ended December 31, 2007 and December 31 2006, respectively. The increase in interest expense reflects higher interest rates in Sri Lanka and the increased financing required to support the increased level of sales and the promotion of credit in markets other than Thailand.

Equity earnings from Operating Affiliates were $1.7 million and $1.6 million for the years ended December 31, 2007 and December 31, 2006, respectively. The slightly higher level of affiliate income for 2007 was achieved despite the sale of the remaining stake in one of the Company's affiliates in Sri Lanka.

Royalty expense was $2.8 million and $2.4 million for the years ended December 31, 2007 and December 31, 2006, respectively. The increase in royalty expense is due to the increased revenue at Singer Asia. The royalty expense is for the use of the Singer trademark by Singer Asia and its operating companies.

Miscellaneous other income was $6.1 million for the year ended December 31, 2007 and $8.3 million for the year ended December 31, 2006. Other income in 2007 includes $3.5 million of interest income from cash investments and the KSIN and Jamaica Notes receivable and $1.1 million from disposal of property, plant and equipment. Other income in 2006 includes $3.5 million of interest income and a $3.0 million gain from reversal of a valuation reserve no longer required relating to a KSIN note.

The Company's loss before provision for income tax and minority interest declined from $17.0 million for the year ended December 31, 2006 to $6.0 million for the year ended December 31, 2007. The smaller loss reflects the improvement in operating income of $16.8 million for 2007 as compared with 2006 as well as an increase in earnings from affiliates, offset, in part, by higher interest and royalty expense and lower other income, net.

Provision for income taxes amounted to $7.7 million and $0.7 million for the years ended December 31, 2007 and December 31, 2006, respectively. The increase in provision for income taxes primarily results from an increase of $7.9 million in the valuation allowance for deferred taxes, reflecting uncertainties regarding the realization of the net operating loss carry forward in Thailand, as well as from additional provisions reflecting higher pre-tax income in the other operations.

Minority interest share in loss was $10.4 million for the year ended December 31, 2007 as compared to minority interest share in loss of $15.5 million the same period prior year. The decline in minority interest share in loss primarily reflects the smaller loss at Singer Thailand for 2007 as compared to 2006, which loss is shared by both the 46.6% public shareholders of Singer Thailand and the 43.2% minority shareholders of Singer Asia.

The Company's net loss for the year ended December 31, 2007 was $3.3 million, as compared to a net loss of $2.3 million for the year ended December 31, 2006. The $1.0 million deterioration primarily reflects the increase in provision for income taxes and the decline in minority interest share in loss. The increase in provision for income taxes and the decline in minority interest share in loss both primarily relate to the additional valuation allowance for deferred taxes in Thailand -- a non-cash item.

The Company's net loss is equivalent to a basic and diluted loss per Share of $0.64 in the year ended December 31, 2007, compared to a basic and diluted loss per Share of $0.44 in the year ended December 31, 2006.

Liquidity and Capital Resources

Year Ended December 31, 2007

For the year ended December 31, 2007, the Company had a net cash inflow from operations of $28.2 million. This was primarily due to a $13.3 decline in accounts receivable and installment receivable due in excess of one year, a $5.7 million increase in accounts payable and accrued expense, a $2.3 million decline in inventory and $9.4 million of adjustments to reconcile the net accounting loss for non-cash items.

Net cash used in investing activities for the year ended December 31, 2007 was $4.0 million, reflecting capital expenditures of $7.1 million, offset, in part, by proceeds of $2.2 million from the disposal of property, plant and equipment.

Dividends paid to the Company's shareholders during the year ended December 31, 2007 utilized $5.2 million of cash. An additional $22.6 million of cash was used for debt repayment, with notes and loans payable declining $8.2 million, and payment of long-term debt net of additions of $14.4 million.

The net effect of the cash flow movements was to decrease the Company's cash and cash equivalents by $7.6 million for 2007 to $24.8 million at December 31, 2007, as compared to $32.5 million at December 31, 2006.

Working capital at December 31, 2007 was $69.5 million, a decrease of $20.8 million from the $90.2 million of working capital at December 31, 2006. The decrease, in part, reflects a decline in cash and cash equivalents and accounts receivable.

For a discussion of liquidity and capital resources during 2006, see the Company's 2006 Annual Report dated May 2007.

Neither the Company, nor Singer Asia nor any of the of the Company's other subsidiaries were in default at December 31, 2007, at December 31, 2006 or at any time during 2007 or 2006 with respect to any interest or principal payments or with respect to any financial covenants under any of their lending arrangements.

Other

Research and Development

The Company does not carry out significant research and development, thus amounts spent on research and development for the years ended December 31, 2007 and 2006 were not material.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial condition or results of operation. The amount spent on environmental and pollution matters was not material for the years ended December 31, 2007 and December 31, 2006.

Market Risks

The Company is exposed to market risk, including changes of foreign exchange rates and interest rates. The Company does not presently have any derivative financial instruments outstanding. The Company does not hold or issue financial instruments for trading purposes.

The Company is exposed to various foreign currency risks including, but not limited to, foreign denominated assets and liabilities, and revenues and expenses. Primary currency exposures include the currencies of the Indian subcontinent countries (Bangladesh, India, Pakistan and Sri Lanka) and Thailand. The Company mitigates the risk from foreign currency fluctuations by seeking to match the currency of its liabilities with the currency of its assets. At present, the Company has no foreign exchange forward contracts outstanding.

The Company's exposures to market risk for changes in interest rates relates principally to its debt obligations, primarily these with variable interest rates. The Company mitigates the risk from interest rate increases by seeking to reduce the mismatch between the duration of its assets, and its liabilities and equity, and by adjusting the interest rate charged on installment receivables. At present, the Company has no interest rate forward contracts outstanding.

Accounting Policies

The significant accounting policies used by the Company in preparing its consolidated financial statements are described in Note 2 – Summary of Significant Accounting Policies of the consolidated financial statements included herein, and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing the financial statements. Recent accounting pronouncements are also described in that Note.

The Company's financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States of America. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates are based on management's application of accounting policies, historical experience and assumptions that are believed to be reasonable.

Social Responsibilities

The Company and its subsidiaries take very seriously their responsibilities towards their communities and society at large. Established procedures are in place to help ensure compliance with all applicable statutory and regulatory requirements and the Company's Code of Business Conduct with respect to relations with customers, suppliers and fellow employees.

The Company's operations use energy and materials, generate waste, and otherwise may impact the environment. ReHo and its subsidiaries are committed to keeping this impact as minimal and as benign as possible. This involves substantial recycling, productivity improvements to reduce the use of energy and other consumables, and the control and treatment of factory waste and pollutants, amongst other measures. Environmental impact is part of the planning of any activity or project. The Company and its subsidiaries comply with all applicable national and international environmental standards.

In the Indian subcontinent and Thailand, the plight of the disadvantaged, particularly of women, has led the operating companies to set up sewing and fashion academies offering vocational training; this training helps the graduates to earn steady income. The academies also undertake projects aimed at helping children and the elderly.

Where possible, underprivileged females and handicapped individuals are employed in the Company's distribution, manufacturing and assembly operations. The Company's subsidiaries also provide training on a continuing basis to young people working as trainees, apprentices and technicians within the network of marketing, manufacturing and service facilities.

ReHo and its subsidiaries operate in many communities. While the needs of the different communities vary, four of the most common needs are addressed through: donations and support for the disadvantaged; donations, sponsorship and support for the elderly; donations and support for medical facilities and programs, particularly in rural and outlying areas; and donations, sponsorship and support for education and youth.

DIRECTORS, CORPORATE OFFICERS AND EMPLOYEES

Board of Directors

The Board of Directors of the Company consists of five directors, with each director serving until the conclusion of the next AGM.

The following table sets forth certain information regarding the directors of the Company as of December 31, 2007:

Name	Age	Position
Stephen H. Goodman	63	Director, Chairman of the Board, President and Chief Executive Officer of the Company; Director, Chairman of the Board of Singer Asia
Antonio Costa	65	Director, Chairman of the Compensation Committee of the Company
Alex Johnston	43	Director of the Company and of Singer Asia
Stewart M. Kasen	68	Director, Chairman of the Audit Committee of the Company
Malcolm J. Matthews	67	Director of the Company and of Singer Asia

Stephen H. Goodman. Mr. Goodman was appointed a Director, Chairman, President and Chief Executive Officer of the Company effective September 2000. From the beginning of 1998 through that date he was a Director, President and Chief Executive Officer of Old Singer. Prior to joining Old Singer, Mr. Goodman was a Managing Director of Bankers Trust Company. Mr. Goodman is Chairman of the Board of Singer Asia; he also serves on the boards of a number of ReHo and Singer Asia subsidiaries.

Antonio Costa. Mr. Costa is the President and a Director of Singer Produtos Electricos S.A. ("Singer Produtos") and is an officer and director of its various affiliated companies. Singer Produtos and certain of its affiliates, which operate consumer products distribution businesses in Portugal and Spain, were acquired from Old Singer in September 2000 by a Portuguese investor group in which Mr. Costa holds a minority equity interest. Prior to the acquisition, Mr. Costa was Vice President, Europe, of Old Singer and was an officer and director of various Old Singer companies in Europe. Mr. Costa was appointed a Director of the Company in August 2001.

Alex Johnston. Mr. Johnston is the Managing Partner of Fleming Media, a rights and media acquisition fund backed by the Fleming family. Mr. Johnston was a co-founder of Freud Communications, the largest consumer public relations agency in the United Kingdom, where he was Creative Director for many years. Mr. Johnston was appointed a Director of the Company in September 2000. Mr. Johnston also serves on the board of Singer Asia.

Stewart M. Kasen. Mr. Kasen was the President and Chief Executive Officer of S&K Famous Brands, Inc. from May 2002 to May 2007. From September 2001 to April 2002, he served as President of Schwarzschild Jewelers. Mr. Kasen also has served as the Chairman, President and Chief Executive Officer of Factory Card Outlet Corp. and Best Products, Co., Inc., as well as President and Chief Executive Officer of Emporium-Capwell Co. and Thalhimer Bros. Co., Inc. Currently, Mr. Kasen also serves on the boards of Gordman's, Lenox Group Inc. and Markel Corp. Mr. Kasen was appointed a Director of the Company in September 2000.

Malcolm J. Matthews. Mr. Matthews is a member of the Board of Directors and a consultant to TAL Apparel Ltd., a multi-national garment manufacturer. Mr. Matthews served as a consultant to Old Singer during late 1999 and early 2000, managing the program to identify new third-party suppliers of sewing machines. He is the former Managing Director/Chief Executive Officer of the Hong Kong & China Gas Company, a Hong Kong public utility. Mr. Matthews had been deputy Chairman of the Federation of Hong Kong Industries and President of the Hong Kong Institution of Engineers. Mr. Matthews was appointed a Director of the Company in September 2000. Mr. Matthews also serves on the board of Singer Asia.

Messrs. Kasen (Chairman), Costa, Johnston and Matthews are members of the Audit Committee of the Board of Directors, which is authorized to act on behalf of the Board in respect of matters relating to the selection of auditors and audit and accounting issues. Messrs. Costa (Chairman), Kasen, Matthews and Johnston are members of the Compensation Committee of the Board, which is authorized to act on behalf of the Board in respect of matters relating to compensation and benefits, and also serves as the Stock Option Committee, which acts as administrator under the Company's stock option plan.

The Board of Directors has determined that at least one member of the Audit Committee of the Company's Board of Directors, Mr. Stewart M. Kasen, Chairman of the Audit Committee, is an audit committee financial expert as that term is defined in Regulations under the United States Securities Exchange Act of 1934, as amended. Each of the Company's directors, other than Mr. Goodman, meet the independence standards contained in the New York Stock Exchange Listed Company Manual, although the Company is not listed on and is not subject to the rules and regulations of the New York Stock Exchange.

In addition to Messrs. Goodman (Chairman), Johnston and Matthews, Mr. Tobias Brown and Mr. Peter James O'Donnell, both representatives of the Fund, and Mr. Gavin Walker, an employee of the Company, serve as directors of Singer Asia.

Corporate Officers

The following information sets forth certain information regarding the other officers of the Company as at December 31, 2007.

Name	Age	Position
Gavin Walker	38	Vice President of the Company President and Chief Executive Officer of Singer Asia
Hemaka D. S. Amarasuriya	64	Vice President of the Company and of Singer Asia
K.K. Gupta	68	Vice President of the Company and of Singer Asia
Mahbub Jamil	66	Vice President of the Company and of Singer Asia
Daniel Philiponet	67	Vice President of the Company and of Singer Asia
Kamal Shah	67	Vice President of the Company and of Singer Asia
Amy Pappas	48	Secretary of the Company

Gavin J. Walker. Mr. Walker was appointed a Vice President of the Company in August 2005. Prior to joining the Company, Mr. Walker served as Managing Director and Chief Executive of a private company in the United Kingdom and a private company in South Africa. Earlier, he had served as Chief Executive Officer of Profurn Ltd, a South African public company that was a multi-brand retailer of electrical appliances and furniture with operations in 16 African countries and Australia. Mr. Walker serves as the President and Chief Executive Officer of Singer Asia and is on the boards of a number of Singer Asia subsidiaries.

Hemaka D. S. Amarasuriya. Mr. Amarasuriya was appointed a Vice President of the Company in October 2005. Prior to that time he was an area manager for the Company and for Old Singer. He is the Chairman and Managing Director of Singer (Sri Lanka) Limited and holds similar positions in its subsidiary and affiliated companies. Currently, Mr. Amarasuriya also serves on the boards of Bata Shoe Company of Ceylon Ltd. and NDB Bank Ltd., and is on the board of a number of Singer Asia subsidiaries outside Sri Lanka. He is a founder President of the Industrial Association of Sri Lanka and has served on a number of important government and quasi-government bodies. Mr. Amarasuriya has been with the Company and Old Singer for over 34 years.

K.K. Gupta. Mr. Gupta was appointed a Vice President of the Company in September 2007. Mr. Gupta is the Chairman of Singer India Ltd. From September 2004 to October 2005 he was Vice Chairman & Managing Director of that company. Currently, Mr. Gupta also serves on the boards of Hettich India Ltd., Polaris Retail and Shrishti India P. Ltd. From early 2002 until his rejoining the Company in September 2004, Mr. Gupta was the Managing Director of Paradeep Phosphates Ltd. From 1997 to 2001, Mr. Gupta was the Managing Director and helped set up Gautier India Ltd., a JV between the Birla Group and Gautier France. Mr. Gupta was an employee of Old Singer until 1996, serving as Vice President of the West Asia Region. Mr. Gupta has been with the Company and Old Singer for over 30 years.

Mahbub Jamil. Mr. Jamil resigned from the Company effective 21 January 2008 to assume the cabinet level position of Special Assistant to the Chief Advisor (Prime Minister) of the Government of Bangladesh for industry, civil aviation and tourism, sports and youth affairs. Mr. Jamil was a Vice President of the Company from August 2006 until his resignation. Mr. Jamil was the Chairman and Managing Director of Singer Bangladesh Limited; he also held the position of Chairman in its affiliated company. Mr. Jamil had been with the Company and Old Singer for over 23 years.

Daniel Philiponet. Mr. Philiponet was appointed a Vice President of the Company in April 2007. He is the Vice Chairman and Managing Director of Singer Thailand Public Company Limited. Mr. Philiponet returned to the Company during 2006 after several years' absence, during which time he was a partner in several real estate and restaurant ventures in Southern France. Earlier, he had served in various executive positions with the Company and Old Singer in Asia, Europe and Africa/Middle East. Mr. Philiponet has been with the Company and Old Singer for over 31 years.

Kamal Shah. Mr. Shah was appointed a Vice President of the Company in January 2001. From September 2000 to that date, he was Vice President, West Asia, responsible for specific retail and sewing markets in Asia. Prior to that time he was Vice President of Old Singer, responsible for these markets. Mr. Shah is Chairman and Chief Executive Officer of Singer Pakistan Limited. He also has management oversight responsibility for the Philippines. Mr. Shah serves on the boards of a number of ReHo and other Singer Asia subsidiaries outside Pakistan. Mr. Shah has served as a member of the Pakistan Prime Minister's Tax Reform Commission and has served as Chairman of the Finance Committee of the Overseas Inventors Chamber of Commerce and of the America Business Counsel for a number of years. Mr. Shah has been with the Company and Old Singer for over 40 years.

Amy Pappas. Ms. Pappas was appointed Secretary of the Company in August 2007. From August 2006 until that date she served as Assistant Secretary of the Company. Prior to that time, Ms. Pappas was an Executive Assistant at Growth Capital Partners, a venture capital firm. Ms. Pappas serves on the boards of a number of ReHo subsidiaries.

In addition to Messrs. Walker, Amarasuriya, Gupta, Jamil, Philiponet and Shah, Mr. Theo N. Renard (Chief Financial Officer, Singer Asia), and Ms. Karen Tse (Controller, Singer Asia) served as officers of Singer Asia.

Employees

As at December 31, 2007 the Company had approximately 9,900 employees, of whom only three were not employees of Singer Asia or its subsidiaries. The work location of all of the Singer Asia employees is in Asia; the three non-Singer Asia employees work in New York. The Company anticipates a continuing modest increase in the number of Singer Asia employees consistent with the growth in the number of sales outlets and direct sales agents.

ReHo and its subsidiaries are strongly committed to the personal and career growth of the Company's employees. Various in-house and external management programs provide staff with problem solving and teamwork skills. A wide variety of other training and development programs are offered to employees in every operation and at all levels of seniority. An important focus of the Company's training is to improve the quality of customer interaction, particularly in respect of front-line sales staff in the marketing channels.

The Company has adopted a Code of Business Conduct that applies to all of its directors and to all of its employees including its and Singer Asia's corporate officers and other key employees. The Company has posted the text of the Code of Business Conduct on the Company's website at www.retailholdings.com.

Compensation

An aggregate of approximately $2.2 million in compensation, including salary and bonus, was paid by the Company to all of its directors and corporate officers as a group (13 persons) in the year ended December 31, 2007. The corresponding amount in the year ended December 31, 2006 was $1.8 million (to 11 persons). Such amount does not include amounts expended by the Company for automobiles made available to senior management, housing allowances for officers in non-U.S. locations, expenses (including business travel, professional and business association dues and other similar expenses) reimbursed to directors and officers, employer paid taxes, or the cost of medical and similar plans available to all employees.

The Company adopted a short-term bonus plan for 2007 (the "2007 APA Program") which provides for cash awards to selected employees, with the amount of such awards being based on an assessment of the participants' and their business units' contribution towards achieving the Company's objectives for the year. Employees eligible to participate in the APA Program include senior corporate officers, general managers of business units and other key managers. The aggregate amount of the APA Program awards, the award, if any, to the Company's President and Chief Executive Officer, and awards to participants reporting directly to the Company's President and Chief Executive Officer, are subject to review and approval by the Compensation Committee.

Approximately $0.3 million in bonuses are being distributed in 2008 under the 2007 APA Program. Approximately $0.3 million in bonuses were distributed in 2007 under a similar bonus plan for the year 2006. A similar program has been put in place for 2008.

In addition to salaries and bonuses, in some managements, employees also receive a variety of other remuneration and benefits, ranging from medical and accident insurance to special programs intended to cover special need and contingencies. These special programs may include: travel expense reimbursement, subsistence allowances, death benefits, company discounts, uniforms, educational aid schemes, distress loans, professional subscription assistance, vehicle loans and housing assistance.

Neither ReHo or Singer Asia have pension plans for their corporate officers; some of the Singer Asia subsidiaries have pension or equivalent plans for their officers and other employees (see Note 17 to the Financial Statements). Under the terms of Mr. Goodman's extended and amended employment agreement, the Company is obligated at certain dates to purchase annuity contracts or equivalent instruments in Mr. Goodman's name. Financial instruments, each with a value at age 65 of $0.1 million, were purchased in 2007 and in 2006.

ReHo maintains a 401(k) profit sharing plan for eligible U.S. employees and a similar plan for Singer Asia corporate officers. The principal features of the U.S. plan permit eligible employees to contribute their own monies on a pre-tax basis up to 15% of base salary, subject to a cap, in accordance with section 401(k) of the Internal Revenue Code. For the years ended December 31, 2007 and 2006, the Company provided voluntary 401(k) employer contributions of less than $50,000 each year, representing 3% of the U.S. employees' base salaries, subject to a cap. For the year 2008, the Company is also providing an employer 401(k) contribution of 3% of employees' base salaries.

Director and Employee Share and Option Ownership

As of December 31, 2007, the total number of Shares and options for Shares of the Company beneficially owned by the persons listed above under "Board of Directors" and "Corporate Officers" was 1,421,389, representing approximately 26.5% of the total Shares and options outstanding. To the knowledge of the Company, none of the persons listed above beneficially owns more than 1.0% of the Company's Shares and options outstanding, other than Stephen H. Goodman, who beneficially owns 1,339,856 Shares (including Shares held in trust for the benefit of immediate family members) and options for Shares, representing approximately 25.0% of ReHo's total Shares and options outstanding.

The total number of stock options held by directors and corporate officers as of December 31, 2007, was 201,500, all of which options are now fully vested. Nil options were granted during 2007, 80,000 options were exercised, nil options were repurchased by the Company unexercised, and nil options were forfeited during the year (see Note 16 to the Financial Statements). Mr. Goodman at December 31, 2007 beneficially owned 200,000 options for Shares, which amount is included in the totals for Mr. Goodman above.

ADDITIONAL INFORMATION

Shareholding

The following chart summarizes the Company's share capital as at December 31, 2007:

Class	Shares Authorized	Shares Issued, Outstanding and Fully-Paid	Shares Issued and Outstanding but not Fully-Paid	Par Value per Share
Preferred Shares				
Series A	40	0	0	$ 0.01
Other Preferred	999,960	0	0	$ 0.01
Shares	20,000,000	5,166,766	0	$ 0.01

Under the terms of the reorganization plan, holders of allowed general unsecured claims against Old Singer received substantially all of the Shares of the Company. The initial Share distribution was made in November 2001. The final distribution was completed in February 2005. The total Shares distributed were 8,121,828.

Pursuant to the terms of the reorganization plan, the Company issued to the U.S. Pension Benefit Guarantee Corporation 40 shares of Series A Convertible Preferred Stock ("Preferred Shares") with a liquidation preference of $20.0 million. In 2003, a subsidiary of the Company purchased all of the Preferred Shares for $3.8 million. These shares, which were initially treated as Treasury shares for accounting purposes, were cancelled in August, 2006, and are not included as outstanding in the Financial Statements.

Under the terms of the reorganization plan, certain subsidiaries of the Company held allowed, general unsecured claims against Old Singer and against liquidating subsidiaries of Old Singer who, in turn, also had allowed claims against Old Singer. As a consequence of these claims, and as part of the distribution of the Shares referred to above and the ultimate wind-up of the liquidating subsidiaries, the Company and its subsidiaries received 1,830,528 Shares. The Shares received by the subsidiaries were transferred to the Company In 2005, the Company received an additional 190,660 Shares, most of which Shares were unclaimed by creditors and were forfeited pursuant to a United States Bankruptcy Court Order.

ReHo has actively sought to further reduce the number of Shares and options for Shares outstanding. In 2003, 2004, 2005 and 2006, the Company, through negotiated transactions and open market purchases, acquired 1,335,648 Shares, including the purchase of 109,005 Shares in 2006. In 2002, 2003 and 2004 the Company and its subsidiaries purchased from certain former, third-party creditors of Old Singer their allowed, general unsecured claims against Old Singer, as a result of which the Company ultimately received 251,003 Shares.

The 3,607,839 Shares transferred to, or purchased by the Company and its subsidiaries initially were treated as Treasury Shares. In August 2006, 2,426,781 of these Shares were cancelled; in August 2007, 1,181,058 Shares, representing the balance of the Treasury Shares, were cancelled. None of the cancelled Shares or Treasury Shares is included as outstanding in the Financial Statements.

During 2004, 2005 and 2006, the Company also purchased from current and former directors and employees, 138,750 outstanding vested, but unexercised options, including the purchase of 21,000 options in 2006.

A total of 652,777 options for Shares have been exercised including 22,500 options exercised in 2006 and 80,000 options exercised in 2007. 201,500 options for Shares remain vested but unexercised.

The evolution in the number of the Company's Shares is as follows:

	Number
Opening Share Amount, September 30, 2000	**8,121,828**
Subsidiary claim Shares received	(1,670,732)
Liquidating subsidiary claim Shares received	(159,796)
Brazil creditor unclaimed Shares forfeited	(187,627)
Miscellaneous adjustments	(3,033)
Shares purchased	(564,554)
Liquidating subsidiary Shares purchased	(662,089)
Share claims purchased	(251,003)
Options exercised	550,277
December 31, 2005 Balance:	**5,173,271**
Additional Shares purchased	(109,005)
Options exercised	22,500
December 31, 2006 Balance:	**5,086,766**
Options exercised	80,000
December 31, 2007 Balance	**5,166,766**
Vested Options Remaining Outstanding	**201,500**

There are no differences in voting rights among holders of the Shares.

The Company does not have sufficient data at this time to accurately estimate the portion of outstanding Shares which are held by residents of the United States or the current number of record holders in the United States.

To the knowledge of the Company, it is not directly owned or controlled by any other corporation, by any government or by any other natural or legal person, severally or jointly. The Company is not aware of any arrangement, the operation of which at a subsequent date would result in a change of control of the Company.

Trading

The following table sets forth the high and low closing sales prices of ReHo's Shares on the "Pink Sheets" quotation service for the periods indicated:

	High	Low
Annual highs and lows		
The year ended December 31, 2007	9.00	5.80
The year ended December 31, 2006	6.94	4.30
The year ended December 31, 2005	7.00	2.00
The year ended December 31, 2004	2.20	0.81
The year ended December 31, 2003	4.50	0.20
Quarterly highs and lows		
The year ended December 31, 2007		
4th Quarter	9.00	8.00
3rd Quarter	8.85	8.20
2nd Quarter	8.50	5.90
1st Quarter	6.25	5.80
Monthly highs and lows		
2008		
March	9.00	8.30
February	8.50	8.10
January	8.85	8.20
2007		
December	8.89	8.00
November	9.00	8.20
October	9.00	8.00

The last reported sale price of the Company's Shares on the "Pink Sheets" quotation service as of March 31, 2008 was $9.00.

Dividends

During 2007, the Company paid a dividend to shareholders from the account paid-in surplus of $1.00 a Share. The dividend, totalling $5.2 million, was paid on July 26, 2007 to shareholders of record on July 19, 2007.

The Company's Board of Directors anticipates recommending a dividend of $0.60 a Share for 2008. It is ReHo's intention to maintain a regular dividend program.

Shareholders' Meetings, Articles of Association

All shareholders' meetings are to be held in Curaçao, the Netherlands Antilles.

The AGM must be held to adopt the financial statements of the Company. Such financial statements and the annual financial report must be prepared within six months after the close of the preceding fiscal year and made available to the shareholders of the Company. Shortly thereafter the financial statements and the annual financial report must be presented to the AGM for adoption of the financial statements.

ReHo's Articles of Association are posted on the Company's website at www.retailholdings.com.

Enforceability of Foreign Judgments

The Company has been advised by its Netherlands Antilles counsel, Zeven & Associates, that it is unlikely that (i) the courts of the Netherlands Antilles would enforce judgments entered by United States courts predicated upon the civil liability provisions of the United States Federal securities laws, and (ii) actions can be brought in the Netherlands Antilles in relation to liabilities predicated upon the United States Federal securities laws.

The Company has also been advised by its Netherlands Antilles counsel as follows: No treaty exists between the Netherlands Antilles and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of the Netherlands Antilles are generally prepared to accept a foreign judgment as part of the evidence of a debt due. An action may then be commenced in the Netherlands Antilles for recovery of this debt. A Netherlands Antilles court will, in principle, only accept a foreign judgment as evidence of a debt due if: (i) the judgment is for a liquidated amount in a civil matter; (ii) the judgment is final and conclusive and has not been stayed or satisfied in full; (iii) the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Netherlands Antilles court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given); (iv) the judgment was not obtained by actual or constructive fraud or duress; (v) the foreign court has taken jurisdiction on grounds that are recognized by the civil law rules as to conflict of laws in the Netherlands Antilles; (vi) the proceedings in which the judgment was obtained were not contrary to natural justice; (vii) the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of the Netherlands Antilles; (viii) the person against whom the judgment is given is subject to the jurisdiction of the Netherlands Antilles court; and (ix) the judgment is not on a claim for contribution in respect of damages awarded by a judgment which does not satisfy the foregoing.

Enforcement of a foreign judgment in the Netherlands Antilles may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(WITH INDEPENDENT AUDITORS' REPORT THEREON)

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Page

KPMG

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Independent Auditors' Report

The Board of Directors of
Retail Holdings N.V.:

We have audited the accompanying consolidated balance sheets of Retail Holdings N.V. and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Singer Bangladesh Ltd., a majority-owned subsidiary, in 2006, which statements reflect total assets constituting 9 percent and total revenues constituting 15 percent of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Singer Bangladesh Ltd., is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Retail Holdings N.V. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

KPMG Phoomchai Audit Ltd.

Bangkok, Thailand
March 31, 2008

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 and 2006
(in thousands of U.S. dollars, except share data)

	Notes	2007	2006
ASSETS			
Current assets:			
Cash and cash equivalents		$ 24,835	$ 32,454
Accounts receivable	3	109,646	114,463
Inventories	4	56,503	56,758
Other current assets		17,359	19,610
Total current assets		208,343	223,285
Investment in affiliates	5	8,053	7,715
Installment receivables due in excess of one year	3	23,820	35,863
Property, plant and equipment	6	28,851	25,834
Goodwill and other intangible assets		15,693	15,167
Other assets	7	26,949	27,629
Total assets		$ 311,709	$ 335,493
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Notes and loans payable	8	$ 70,261	$ 70,789
Current portion of long-term debt		25,483	24,278
Accounts payable		21,666	19,076
Accrued liabilities	9	21,476	18,911
Total current liabilities		138,886	133,054
Long-term debt, excluding current portion	10	40,061	53,560
Other non-current liabilities	11	15,013	15,157
Minority interest		42,753	51,451
Total liabilities		236,713	253,222
SHAREHOLDERS' EQUITY	12		
Preferred shares, redeemable, $0.01 par value, authorized 1,000,000 shares; issued and outstanding Series A convertible, nil shares in 2006 and 2005		-	-
Common shares, $0.01 par value, authorized 20,000,000 shares; issued and outstanding 5,166,766 in 2007 and 5,086,766 in 2006		51	51
Additional paid-in capital		86,035	90,926
Deficit		(7,158)	(3,845)
Accumulated other comprehensive loss		(3,932)	(4,861)
Total shareholders' equity		74,996	82,271
Total liabilities and shareholders' equity		$ 311,709	$ 335,493

See accompanying notes to consolidated financial statements.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006
(in thousands of U.S. dollars, except share data)

	Notes	2007	2006
REVENUES		$ 276,245	$ 243,706
COST OF REVENUES		169,105	142,969
Gross profit		107,140	100,737
SELLING AND ADMINISTRATIVE EXPENSES		100,968	111,350
Operating income (loss)		6,172	(10,613)
OTHER INCOME (EXPENSE)			
Interest expense		(17,228)	(13,830)
Other, net	13	5,074	7,414
Other income (expense), net		(12,154)	(6,416)
Loss before provision for income taxes and minority interest		(5,982)	(17,029)
PROVISION FOR INCOME TAXES	14	7,682	739
MINORITY INTEREST SHARE IN LOSS		(10,351)	(15,466)
NET LOSS		$ (3,313)	$ (2,302)
SHARE DATA	15		
Basic loss per share		$ (0.64)	$ (0.44)
Diluted loss per share		$ (0.64)	$ (0.44)
Basic weighted average common shares outstanding		5,139,945	5,148,989
Diluted weighted average common shares outstanding		5,249,461	5,291,017

See accompanying notes to consolidated financial statements.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006
(in thousands of U.S. dollars, except share data)

	Common Shares		Additional Paid-in		Accumulated Other Comprehensive	Total Shareholders'	Comprehensive
	Shares	Amount	Capital	Deficit	Loss	Equity	Income (Loss)
BALANCE, January 1, 2006	5,173,271	$ 52	$ 91,651	$ (1,543)	$ (6,099)	$ 84,061	
Net loss				(2,302)		(2,302)	(2,302)
Treasury stock	(109,005)	(1)	(857)			(858)	
Stock options exercised	22,500	-	44			44	
Issuance of stock options to employees by Singer Asia Limited			88			88	
Translation adjustments					1,053	1,053	1,053
Net actuarial gain					185	185	185
Net comprehensive loss							$ (1,064)
BALANCE, December 31, 2006	5,086,766	$ 51	$ 90,926	$ (3,845)	$ (4,861)	$ 82,271	
Net loss				(3,313)		(3,313)	(3,313)
Treasury stock							
Stock options exercised	80,000		188			188	
Issuance of stock options to employees by Singer Asia Limited			88			88	
Dividends paid			(5,167)			(5,167)	
Translation adjustments					683	683	683
Net actuarial gain					246	246	246
Net comprehensive loss							$ (2,384)
BALANCE, December 31, 2007	5,166,766	$ 51	$ 86,035	$ (7,158)	$ (3,932)	$ 74,996	

See accompanying notes to consolidated financial statements.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006
(in thousands of U.S. dollars)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (3,313)	$ (2,302)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	3,700	3,089
Provision for doubtful accounts	14,861	26,244
Singer Asia non cash compensation	155	155
Minority interest share in loss	(10,351)	(15,466)
Gain on reversal of a KSIN Note provision	-	(3,000)
Deferred income tax	3,779	(2,981)
Equity in income from affiliates, net of dividends received	(1,175)	(1,556)
Gain from disposal of property, plant and equipment	(1,138)	(99)
Gain on sale of investments	(38)	-
Change in assets and liabilities-		
Accounts receivable and installment receivable due in excess of one year	13,287	589
Inventory	2,338	(2,478)
Other current assets	(459)	6,153
Accounts payable and accrued expenses	5,714	873
Other, net	831	1,400
Net cash provided by operating activities	28,191	10,621
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(7,124)	(7,580)
Proceeds from disposal of property, plant and equipment	2,215	203
Decrease in investments in operating affiliates	649	112
Net proceeds from sale of subsidiary shares	243	200
Net cash used in investing activities	(4,017)	(7,065)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net decrease in notes and loans payable	(8,229)	(6,713)
Additions to long-term debt	13,452	30,458
Payments of long-term debt	(27,816)	(30,269)
Purchase of treasury stock and options	-	(858)
Proceeds from stock options exercised	188	44
Subsidiary dividend paid to minority shareholders	(557)	(559)
Dividend paid to shareholders	(5,167)	-
Net cash used in financing activities	(28,129)	(7,897)
Effect of exchange rate changes on cash	(3,664)	3,601
Net decrease in cash and cash equivalents	(7,619)	(740)
CASH AND CASH EQUIVALENTS, at beginning of the period	32,454	33,194
CASH AND CASH EQUIVALENTS, at end of the period	$ 24,835	$ 32,454
SUPPLEMENTAL INFORMATION:		
Interest paid	$ 16,531	$ 13,386
Income taxes paid	4,004	4,760

See accompanying notes to consolidated financial statements.

(amounts in thousands of U.S. dollars, except share data)

1. Business and Organization

Retail Holdings N.V. ("ReHo" or the "Company"), was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to a reorganization plan under Chapter 11 of the United States Bankruptcy Code, effective September 14, 2000, ReHo became the parent company of several operating companies formerly owned by The Singer Company N.V. ("Old Singer").

On September 30, 2004, ReHo completed the sale of the Singer worldwide sewing business and of the ownership of the SINGER® trademark to KSIN Holdings, Ltd. ("KSIN"), now called "SVP", an affiliate of funds managed by Kohlberg & Co., LLC (the "KSIN Transaction"), for a total consideration of approximately $134.6 million. The consideration included $22.5 million in unsecured subordinated promissory notes (the "KSIN Notes"). As a consequence of this transaction, the name of the Company was changed from Singer N.V. to Retail Holdings N.V. following the Company's Annual General Meeting on August 18, 2005.

In 2005, ReHo completed the sale of Singer Jamaica Limited to AON International Inc. The considerations consisted of cash and three promissory notes receivable (the "Jamaica Notes").

The Company is a holding company with three principal assets:

1. A 56.8% equity interest in Singer Asia Limited ("Singer Asia") which, through operating units located in selected emerging markets in Asia, acts as a distributor of consumer durable products with consumer credit and other financial services available to qualified customers;
2. Sellers notes, primarily arising from the sale of the Singer worldwide sewing business and trademark; and
3. Cash and cash equivalents.

ReHo has no operating activities other than those carried out through Singer Asia.

2. Summary of Significant Accounting Policies

Basis of Presentation and Preparation

The accompanying consolidated financial statements of ReHo are presented in accordance with accounting principles generally accepted in the United States of America.

Consolidation

The consolidated financial statements include the accounts of ReHo, its wholly owned subsidiaries and its majority-owned and controlled subsidiaries. Minority interest principally represents minority shareholders' proportionate share of the equity in ReHo's consolidated, majority controlled subsidiaries. All significant intercompany balances and transactions are eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent liabilities. Actual results may differ from these estimates. Significant estimates include receivable and inventory provisions, product returns, valuation of goodwill and intangibles assets, income tax contingencies, and pension benefits obligations. The Company believes that the techniques and assumptions used in establishing estimates related to these reported amounts are appropriate.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less when purchased and are stated at cost, which approximates market value.

Foreign Currency

Exchange adjustments resulting from foreign currency transactions are generally recognized in the results of operations. Foreign exchange accounted for gains of $90 and $309 for the years ended December 31, 2007 and 2006, respectively, and are included in Other Income (Expense) in the consolidated statements of operations. Assets and liabilities of foreign operations with a functional currency other than the U.S. dollar are translated into U.S. dollars at exchange rates at the balance sheet date. The resulting translation adjustment is recorded as part of comprehensive income, a separate component of shareholders' equity. Revenues and expenses are translated at the weighted average exchange rates in effect during the year.

Accounts Receivable

Accounts receivable are recorded based on the Company's revenue recognition policy. Receivables are carried at cost less unearned finance charges and allowances for doubtful accounts. The Company records an allowance for doubtful accounts to reflect management's best estimate of losses inherent in its accounts receivable as of the balance sheet date. Bad debt reserves on trade and installment receivables are established based on collection experience and the aging of past due accounts receivable balances based on contractual terms. Where the Company is aware of a customer's inability to meet its financial obligations, it specifically reserves for the potential bad debt to reduce the receivable to the amount it reasonably believes will be collected.

Repossessed items are stated at the lower of the net carrying value of the related receivable or net realizable value of the repossessed item.

Inventories

Inventories are stated at the lower of cost (generally on a first-in, first-out basis) or market, determined by net realizable value.

(amounts in thousands of U.S. dollars, except share data)

The Company follows the provisions of FASB Statement No. 151, "Inventory Costs – an Amendment of ARB No. 43 Chapter 4", which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under the statement, such items are recognized as current period charges. In addition, the statement requires that allocation of fixed production overheads be based on the normal capacity of the production facilities.

Investments in Affiliates

Investments in which ReHo exercises significant management influence, but does not own greater than a 50% voting interest, and majority-owned subsidiaries where the Company does not have control (both "affiliates"), are reported on the equity basis. The Company's share of results of affiliates' operations is disclosed under Other Income (Expense) in the consolidated statements of operations after eliminating unrealized gains and losses on transactions between affiliates and the Company and its subsidiaries. ReHo's share of losses incurred by an affiliate is recorded to the extent the respective carrying value of the investment is positive. A decline in value in an equity method investment, that is other than a temporary decline, is recognized as a loss.

Property, Plant and Equipment

Land, buildings, machinery, equipment, and improvements which significantly extend the useful life of existing plant and equipment are carried at cost. Depreciation generally is recorded on the straight-line basis over the economic useful life of the related asset, which ranges from 10-40 years for buildings and 2-20 years for machinery and equipment.

Goodwill and Intangible Assets

At December 31, 2007, goodwill and other intangible assets were $14,321 and $1,372, respectively (2006: $14,321 and $846). Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill and other intangible assets that are determined to have an indefinite life are not amortized, but instead are reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, "Goodwill and Other Intangible Assets".

The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill), where fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement).

Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, "Business Combinations". The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

(amounts in thousands of U.S. dollars, except share data)

During 2007 and 2006, the Company performed its annual impairment review of goodwill. The Company considers its business as a whole to be its reporting unit for purposes of testing for impairment as it operates in one segment and the components within this segment have similar economic characteristics and thus do not represent separate reporting units. To determine the fair value of the Company's reporting unit, the Company measured projected discounted future operating cash flows using a discount rate commensurate with the risks involved. The fair value of the reporting unit was in excess of the reporting unit book value, and it was determined goodwill was not impaired. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows due to unforeseen changes in business conditions or assumptions could negatively affect the valuations.

FASB Statement No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The Company has determined there was no impairment of intangible assets pursuant to the provisions of Statement No. 144 at December 31, 2007 and 2006.

Impairment of Long-Lived Assets

The Company follows the provisions of FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Statement No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company has determined that there was no impairment of long-lived assets pursuant to the provisions of Statement No. 144 at December 31, 2007 and 2006.

Revenues

Revenues from sales are recognized when products are delivered to customers and services performed. Finance charges on installment sales are recognized using the interest method and recorded, depending on the location, either upon collection of the related account receivable or on an accrual basis until an account receivable is three months overdue. The interest rates charged on installment sales are based on customary financing terms in each country in which ReHo offers installment credit. Included in revenues are finance charges of $40,518 and $47,783 for the years ended December 31, 2007 and 2006, respectively. Royalty and license income paid by third parties and affiliates for the right to use the SINGER® trademark for certain products, services and locations, in selected markets, are also included in revenues and totaled $971 and $613 for the years ended December 31, 2007 and 2006, respectively.

Outbound Freight Costs

The Company accounts for outbound freight costs in selling and administrative expenses. For the years ended December 31, 2007 and 2006, outbound freight expense was approximately $1,416 and $1,512, respectively.

(amounts in thousands of U.S. dollars, except share data)

Advertising Costs

The Company accounts for advertising costs in accordance with SOP 93-7, "Reporting on Advertising Costs," which requires indirect advertising costs to be expensed as incurred and direct advertising costs to be capitalized and amortized. Advertising expense for the years ended December 31, 2007 and 2006 was approximately $8,736 and $9,587, respectively.

Income Taxes

The Company accounts for income taxes in accordance with FASB Statement No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Effective January 1, 2007, the Company adopted FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of SFAS 109. FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. FIN 48 also requires that changes in judgment that result in subsequent recognition, derecognition or change in measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the interim period in which the change occurs. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as components of the income tax provision. The application of FIN 48 did not have a material effect on the Company's consolidated financial statements.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income (loss) consists of net income (loss), translation adjustment, and net actuarial gain (loss).

Stock Option Plans

The Company follows the provisions of FASB Statement No. 123(R), "Share-Based Payment" which requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. The Company uses the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. The Company recognizes compensation cost based on the estimated fair value of the award on the date of the grant.

(amounts in thousands of U.S. dollars, except share data)

Pension Plans

Certain foreign operations have established defined benefit pension plans which cover substantially all employees meeting minimum eligibility requirements. Pension plans are funded to the extent required by local law.

The Company records annual amounts relating to its defined benefit pension plans based on calculations that incorporate various actuarial assumptions. The assumptions are reviewed annually and modified when it is appropriate to do so, based on current rates and trends. The effect of modifications to the assumptions is recorded in other comprehensive income and amortized over future periods using the corridor method. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits.

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". Statement 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in the funded status in the year in which the changes occur in other comprehensive income, to the extent those changes are not included in the net periodic cost. The funded status is measured as the difference between the fair value of plan assets and the projected benefit obligation, on a plan-by-plan basis. The statement also requires an employer to measure the funded status of a plan as of the date of its annual balance sheet, with limited exceptions. The adoption of this standard did not have a material effect on the Company's consolidated financial statements. See Note 17 for further information.

Other Recently Issued Accounting Pronouncements and Guidance

During 2006, the Company corrected its financial statements for certain accounting errors following the guidelines of Staff Accounting Bulletin ("SAB") 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", issued in September 2006 by the United States Securities and Exchange Commission ("SEC").

In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections." Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement is effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006. The adoption of FASB 154 did not have a material effect on the Company's financial statements.

In September 2005, the Emerging Issues Task Force (EITF) issued EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty". EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a non-monetary exchange of inventory should be accounted for at fair value. EITF 04-13 is applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of this standard did not have a material effect on the Company's consolidated financial statements.

(amounts in thousands of U.S. dollars, except share data)

In June 2006, the Emerging Issues Task Force ("EITF') ratified its consensus on Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement". EITF 06-3 addresses what type of government assessments should be included within the scope of EITF 06-3, and how such government assessments should be presented in the income statement. The EITF concluded that the scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. In addition the EITF also concluded that the presentation of taxes, within the scope of EITF 06-3, on either a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, "Disclosure of Accounting Policies". In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The EITF observed that because EITF 06-3 requires only the presentation of additional disclosures, an entity would not be required to re-evaluate its existing policies related to taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. EITF 06-3 is effective for reporting periods beginning after December 15, 2006. Effective January 1, 2007, the Company adopted the disclosure requirements of EITF 06-3; however, since the Company presents revenue on a net basis, no further disclosure under EITF 06-3 was required.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurement". Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The adoption of this standard will not have a material effect on the Company's consolidated financial statements.

In September 2006, the FASB issued Emerging Issues Task Force Issue, or EITF, No. 06-1, "Accounting for Consideration Given by a Service Provider to a Manufacturer or Reseller of Equipment Necessary for an End-Customer to Receive Service from the Service Provider". EITF 06-1 requires that the Company provide disclosures regarding the nature of arrangements in which the Company provides consideration to manufacturers and resellers of equipment necessary for an end-customer to receive service from the Company, including the amounts recognized in the Consolidated Statements of Income. EITF 06-1 is effective for fiscal years beginning after June 15, 2007. The Company is currently evaluating the impact of adopting this standard on the Company's consolidated financial statements.

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 155". Statement 159 permits entities to choose to measure financial instruments and certain other items at fair value. Statement 159 will be effective for the Company beginning on January 1, 2008. The Statement is required to be applied prospectively. The Company is currently evaluating the impact of adopting this standard on the Company's consolidated financial statements.

(amounts in thousands of U.S. dollars, except share data)

In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51". Statement 160 establishes accounting and reporting standards for a noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Statement 160 will be effective for the Company beginning on January 1, 2009; Statement 160 is required to be applied prospectively, except for the presentation and disclosure requirements for comparative figures by footnote. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3. Accounts Receivable

	2007	2006
Trade receivables, net	$ 13,669	$ 11,652
Installment receivables, net	141,351	166,067
Receivables from affiliates, net	2,401	2,152
Current portion of Jamaica Notes	975	980
Other	8,251	9,641
	$ 166,647	$ 190,492
Less:		
Unearned finance charges	(33,181)	(40,166)
Installment receivables due in excess of one year	(23,820)	(35,863)
	$ 109,646	$ 114,463
Allowance for doubtful accounts deducted above	$ 28,560	$ 28,110

As of December 31, 2007 and 2006 installment receivables outstanding for more then 120 days were $25,364 and $24,113, respectively.

4. Inventories

	2007	2006
Finished goods	$ 48,673	$ 47,924
Work in progress	1,341	2,408
Raw materials and supplies	6,489	6,426
	$ 56,503	$ 56,758

(amounts in thousands of U.S. dollars, except share data)

5. Operating Affiliates

	2007		2006	
	% Ownership	Book Value	% Ownership	Book Value
International Leasing and Financial Services Ltd. (ILFS), Bangladesh	45.0	$ 4,627	57.5	$ 4,154
Commercial Leasing Company Ltd., Sri Lanka	30.0	3,256	30.0	2,491
Singer India Limited	49.6	-	49.6	-
First Capital Ltd., Sri Lanka	-	-	20.0	783
Other	20-49	170	20-49	287
		$ 8,053		$ 7,715

At December 31, 2006, the Company's ownership percentage in ILFS exceeded 50%; however, the subsidiary's financial statements were not consolidated since control did not rest with the majority shareholder in accordance with ARB 51, "Consolidated Financial Statements". The Company's interest in ILFS reverted to a minority position in September 2007 following the ILFS initial public offering.

In June 2007 the Company sold its remaining 20% interest in First Capital Ltd., Sri Lanka.

In 2005 Singer India was registered as a "Sick Company" by the Board for Industrial & Financial Reconstruction pursuant to the Sick Industrial Companies (Special Provisions) Act, 1985 of India. The Company has not guaranteed any debt or any other obligations of Singer India and has no legal obligation to provide any financial support.

Combined financial information for the affiliates is summarized below:

	2007	2006
Revenues	$ 33,382	$ 52,531
Operating income	15,799	10,698
Net income	5,389	1,964
Dividends paid	1,557	1,705
Current assets	124,530	176,946
Non-current assets	76,326	69,766
Current liabilities	46,659	122,890
Non-current liabilities	2,246	23,222

Net receivables due from affiliates are included in "Accounts receivable" and amounted to $2,401 and $2,152 as of December 31, 2007 and 2006, respectively. Amounts payable to affiliates are included in "Accounts payable" and amounted to $5 and $89 as of December 31, 2007 and 2006, respectively. During the years ended December 31, 2007 and 2006, the Company recorded sales to affiliates of $1,699 and $1,793, respectively, and purchases from affiliates of $7,750 and $6,523, respectively.

(amounts in thousands of U.S. dollars, except share data)

6. Property, Plant and Equipment

	2007	2006
Land	$ 6,011	$ 5,637
Buildings and leasehold improvements	22,682	21,443
Machinery and equipment	24,142	20,658
	52,835	47,738
Less accumulated depreciation	(23,984)	(21,904)
	$ 28,851	$ 25,834

Depreciation expense was $3,700 and $3,089 for the years ended December 31, 2007 and 2006, respectively, and is recorded in cost of revenues and selling and administrative expenses.

7. Other Assets

Other assets include the KSIN and long-term Jamaica Notes. The KSIN Notes bear interest at 10.0% per annum, paid semi-annually in arrears on June 30 and December 31. On each interest payment date, up to 30% of the accrued and unpaid interest may be capitalized by increasing the outstanding principal amount. During 2007 and for the December payment in 2006 SVP elected to pay the entire interest payment in cash. One third of the original principal amount of the KSIN Notes is due September 30, 2010 and the remaining balance of the unpaid principal amount of the KSIN Notes and any accrued and unpaid interest thereon is due September 30, 2011. The KSIN Notes are shown net of a valuation reserve (see Note 19).

8. Notes and Loans Payable

	Amount Outstanding		Weighted Average Interest Rate	
	2007	2006	2007	2006
Sri Lanka	$ 26,888	$ 29,388	15.6%	14.3%
Thailand	19,342	20,881	6.3%	6.3%
Bangladesh	16,420	13,073	12.9%	12.9%
Pakistan	6,083	5,634	9.2%	12.4%
Philippines	1,528	1,373	10.9%	11.9%
Corporate	0	440	-	0.0%
	$ 70,261	$ 70,789		

Notes and loans payable are denominated in local currency, are due within one year, and are collateralized by receivables, inventory, and property, plant and equipment or have a negative pledge. As of December 31, 2007, and 2006, the Company was in compliance with all applicable financial covenants.

(amounts in thousands of U.S. dollars, except share data)

9. Accrued Liabilities

	2007	2006
Salary and wages	$ 3,529	$ 3,518
Advertising and promotions	3,331	2,735
Taxes other than income taxes	2,632	2,895
Interest	1,956	1,428
Income taxes payable	1,888	2,233
Professional fees	829	1,218
Other	7,311	4,884
	$ 21,476	$ 18,911

10. Long-Term Debt

	Amount Outstanding		Weighted Average Interest Rate		Year of Maturity
	2007	2006	2007	2006	
Sri Lanka unsecured debentures	$ 24,658	$ 22,874	14.4%	12.6%	2009 – 2011
Thailand unsecured bank facilities	20,233	43,696	5.5%	6.1%	2008 – 2010
Sri Lanka unsecured bank facilities	4,835	1,723	16.7%	10.5%	2008 – 2010
Sri Lanka public deposits	4,771	749	18.6%	13.1%	2008 – 2011
Sri Lanka secured bank facilities	4,193	3,827	13.5%	12.3%	2008 – 2012
Other	6,854	4,969	12.7%	12.5%	2008 – 2013
	65,544	77,838			
Less: current portion	(25,483)	(24,278)			
	$ 40,061	$ 53,560			

The long-term debt is denominated in local currency.

The interest rate for each facility shown above represents a combination of fixed and variable rates.

(amounts in thousands of U.S. dollars, except share data)

The annual maturities of long-term debt are as follows:

Fiscal Years Ended	Amount
2008	$ 25,483
2009	28,311
2010	10,453
2011	856
2012	441
	$ 65,544

Long-term debt is generally collateralized by receivables, inventory, and property, plant and equipment or has a negative pledge.

11. Other Non-Current Liabilities

	2007	2006
Pension obligations (See Note 17)	$ 6,017	$ 7,014
Accrued employee benefits	4,522	4,349
Employee security deposits	3,822	3,716
Other	652	78
	$ 15,013	$ 15,157

12. Shareholders' Equity and Other Stock-Related Information

The authorized capital of the Company is $210, divided into (a) twenty million (20,000,000) common shares (the "Shares") with a par value of $0.01 per Share and (b) one million (1,000,000) preferred shares (the "Preferred Shares") with a par value of $0.01 per Preferred Share.

Preferred Shares can be issued in series. To date, the Company has issued Series A Convertible Preferred Stock, consisting of 40 Preferred Shares. The Company repurchased the outstanding Preferred Shares in 2003 and cancelled them in 2006.

Under a common stock repurchase plan announced on April 22, 2005, the Company repurchased 109,005 Shares during 2006 (2007 - nil) and 21,000 options for Shares (2007 – nil) at an aggregate cost of $858.

All Shares purchased or received by the Company were initially classified as Treasury Shares. As of December 31 2006 and 2005, there were 1,181,058 Shares and 3,498,834 Shares, respectively, that were classified as Treasury Shares, reducing the number of issued and outstanding Shares by the same amount. During 2006, the Company cancelled 2,426,781 Treasury Shares; during 2007, the Company cancelled the remaining 1,181,058 Treasury Shares.

(amounts in thousands of U.S. dollars, except share data)

13. Other Income (Expense), Other, net

	2007	2006
Interest income including interest from KSIN and Jamaica Notes	$ 3,524	$ 3,495
Equity in earnings from affiliates	1,741	1,556
Net gain from disposal of property, plant and equipment	1,138	99
Foreign exchange gain (loss)	90	309
Gain resulting from reversal of a provision on a KSIN Note	-	3,000
Royalty expense	(2,763)	(2,437)
Other	1,344	1,392
	$ 5,074	$ 7,414

14. Income Taxes

Provision for Income Taxes

	2007	2006
Current income tax	$ 3,903	$ 3,720
Deferred income tax expense (benefit):		
Installment sales	178	81
Allowance for bad debts	193	447
Inventory reserves	2,237	(1,937)
Property, plant and equipment	587	213
Other	584	(1,785)
	3,779	(2,981)
Provision for income taxes	$ 7,682	$ 739

Reconciliation of Income Tax Provision

The reconciliation between the amount computed by multiplying income before provision for income taxes and minority interest by the Netherlands Antilles statutory tax rate of 35% and the reported provision for income taxes is as follows:

	2007	2006
Computed at statutory income tax rate	$ (2,703)	$ (6,505)
Statutory rate reduction	2,471	5,947
Lower effective tax rates on losses	1,553	2,378
Lower effective tax rates on earnings	(3,098)	(7,759)
Tax losses for which no tax benefit has been recorded	157	579
Increase in valuation allowance	8,496	7,900
Foreign withholding taxes on royalties and dividends	483	375
Other	323	(2,176)
Provision for income taxes	$ 7,682	$ 739

(amounts in thousands of U.S. dollars, except share data)

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net deferred tax asset at December 31, 2007 and 2006 of $10,747 and $14,281, respectively, is reported under other current assets. Significant components of the Company's deferred tax liabilities and assets are as follows:

	2007	2006
Deferred tax assets:		
Bad debt reserves	$ 9,401	$ 8,963
Inventory reserves	1,783	3,684
Pension obligations (Note 17)	3,482	2,684
Net operating loss carry forwards	16,431	10,174
Other, net	(147)	255
Total deferred tax assets	30,950	25,760
Valuation allowance for deferred tax assets	(17,991)	(10,130)
Total deferred tax assets, net of allowances	12,959	15,630
Deferred tax liabilities:		
Finance charges on installment sales	523	343
Accelerated depreciation of property, plant and equipment	1,689	1,006
Total deferred tax liabilities	2,212	1,349
Net deferred tax asset	$ 10,747	$ 14,281

Net deferred tax asset by taxable jurisdiction is as follows:

	2007	2006
Deferred tax assets:		
Thailand	$ 10,155	$ 13,185
Sri Lanka	970	890
Other	(378)	206
Net deferred tax asset	$ 10,747	$ 14,281

The valuation allowance primarily relates to uncertainties regarding the realizability of net operating loss carryforwards.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(amounts in thousands of U.S. dollars, except share data)

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced or increased in the near term if estimates of future taxable income are reduced or increased.

At December 31, 2007 and December 31, 2006, the Company had loss carry forwards available in various countries of approximately $54,000 and $33,000, respectively, for income tax purposes. The balance expires in various amounts through the year 2014.

ReHo has not provided for withholding taxes or Netherlands Antilles deferred taxes on accumulated undistributed earnings of subsidiaries, amounting to approximately $54,000 and $61,000 at December 31, 2007 and 2006, respectively, as such earnings are considered indefinitely reinvested. If such earnings were to be repatriated, the foreign withholding taxes, at current rates, would amount to approximately $10,000. The amount of unrecognized deferred Netherlands Antilles taxes on those unremitted earnings is not material.

Effective January 1, 2007, the Company adopted FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") an interpretation of SFAS 109. FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A reconciliation of the beginning and ending amount of unrecognized tax benefits in 2007 is as follows:

Balance at January 1, 2007	$	778
Additions on tax positions related to the current year		4
Additions on tax positions of prior years		51
Reductions on tax positions of prior years		(100)
Balance at December 31, 2007	$	733

The balance of unrecognized tax benefits at January 1, 2007 relates to tax reserves recorded in the prior years related to various tax uncertainties.

(amounts in thousands of U.S. dollars, except share data)

15. Loss Per Share of Common Stock

	2007	2006
Weighted-average number of Shares on which loss per Share calculations are based:		
Basic	5,139,945	5,148,989
Add - incremental Shares associated with stock options	109,516	142,028
Diluted	5,249,461	5,291,017
Loss available to Shares	$ (3,313)	$ (2,302)
Basic loss per Share	$ (0.64)	$ (0.44)
Diluted loss per Share	$ (0.64)	$ (0.44)

16. Stock Option Plan

Retail Holdings N.V.

ReHo's 2000 Management Stock Plan, as amended, provides for the issuance of a maximum of 1,000,000 options for Shares to key employees of the Company and its subsidiaries. All options are granted at no less than fair market value at the date of grant. Options granted may vest immediately or over a two-year period and expire at up to ten years from the date of grant. All options outstanding at December 31, 2007 and 2006 are fully vested.

A summary of changes in the stock option plan is as follows:

	Shares Under Option	Weighted Average Exercise Price
Outstanding, January 1, 2006	325,000	$ 3.28
Exercised	(22,500)	1.96
Purchased by the Company	(21,000)	1.39
Outstanding, December 31, 2006	281,500	$ 3.53
Exercised	(80,000)	2.36
Outstanding, December 31, 2007	201,500	$ 3.99

A summary of stock options outstanding and exercisable at December 31, 2007 is as follows:

Options Outstanding and Exercisable		
Shares Under Options	Remaining Life (in years)	Weighted Average Exercise Price
201,500	6.99	$ 3.99

(amounts in thousands of U.S. dollars, except share data)

Singer Asia Limited

In 2005 Singer Asia granted stock options to Singer Asia employees to purchase 60,000 shares of Singer Asia stock. The options are exercisable at 40% of the number of options granted on the second anniversary of the date of grant and 20% of the number of options granted on each successive anniversary of the date of grant so that they are fully exercisable within 5 years from date of grant. At December 31, 2007, 24,000 options were fully vested (2006 - nil).

In connection with the adoption of FAS 123(R) the Company recognized stock-based compensation expense of $155 in 2007 and 2006, which was based on the fair value of the awards.

17. Pension Plans

Certain of ReHo's Operating Companies maintain defined benefit pension plans, which cover substantially all employees meeting minimum eligibility requirements. Benefits are based primarily on years of service. Almost all assets of the plans at December 31, 2007 and 2006 were debt securities which are principally corporate and government bonds and interest-bearing bank deposits. The measurement dates for the valuation of the defined benefit pension plans were December 31, 2007 and 2006, respectively.

Pension information required by Statement No. 158 is as follows:

	2007	2006
Change in benefit obligations:		
Projected benefit obligations at beginning of year	$ 8,679	$ 7,105
Service costs	647	846
Interest costs	447	370
Plan amendments	(8)	-
Exchange rate changes	367	572
Curtailment gain	(1,445)	-
Benefits paid	(600)	(919)
Actuarial losses (gains)	(138)	705
Projected benefit obligation at end of year	7,949	8,679
Change in plan assets:		
Fair value of plan assets at beginning of year	1,665	1,514
Actual returns on plan assets	270	265
Employer contributions	583	817
Benefits paid	(600)	(919)
Exchange rate changes	14	(12)
Fair value of plan assets at end of year	1,932	1,665
Funded Status at end of year	$ (6,017)	$ (7,014)

(amounts in thousands of U.S. dollars, except share data)

As of December 31, 2007 and December 31, 2006, plan assets exceeded accumulated benefit obligations in the funded pension plans.

	2007	2006
Weighted average assumptions:		
Discount rate	6.42%	6.42%
Expected long-term rate of return on plan assets	11.63%	10.62%
Rate of compensation increase	4.63%	4.48%
Components of net periodic benefit costs:		
Service costs	$ 647	$ 846
Interest costs	447	370
Expected return on plan assets	(192)	(131)
Recognized actuarial loss	(306)	970
Net periodic benefit costs	$ 596	$ 2,055
Amounts recognized in the consolidated balance sheets consist of:		
Other non-current liabilities	$ 6,017	$ 7,014
Amounts recognized in accumulated other comprehensive Income (loss) consist of:		
Net actuarial gain	$ 246	$ 185

For the year ending December 31, 2008, the Company's operating companies expect to contribute $154 to their pension plans.

Pension benefits expected to be paid over the next ten years are summarized as follows:

Fiscal Years Ended	Amount
2008	$ 1,793
2009	576
2010	684
2011	617
2012	644
2013 to 2017	4,628
	$ 8,942

18. Financial Instruments

The Company uses various assumptions and methods in estimating fair value disclosures for financial instruments. The carrying amounts of cash and cash equivalents, accounts receivable, notes and loans payable, account payable and accrued liabilities approximated their fair value due to the short maturity of these instruments.

The carrying amounts of noncurrent receivables included in other assets approximates their fair value as they are based on discounted anticipated future cash flows.

The carrying amounts of long-term debt approximates their fair value as they are either based on variable interest rates or discounted anticipated future cash flows.

Financial instruments that are subject to credit risk consist principally of cash and cash equivalents, accounts receivable and the KSIN and Jamaica Notes receivable. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. With respect to accounts receivable, these are composed of installment receivables, trade receivables and other receivables. Installment receivables are a result of extension of consumer credit which is an integral part of the Company's retail operations. These receivables have minimal concentration of credit risk as they are from a broad range of customers in Asia and are collateralized by the underlying asset being financed. Trade and other receivables also have minimal concentration of credit risk and collateral is generally not required. The KSIN and Jamaica Notes receivables are concentrated with the respective purchasers of the underlying businesses that were sold; the Jamaica Notes are collateralized by certain assets of the business and of the acquirer.

19. Commitments and Contingencies

The purchaser in the KSIN transaction is indemnified by the Company with respect to certain tax warranties relating to the sewing business and trademark. Any successful claims by the purchaser in connection with these representations and warranties, in excess of a threshold amount, would be subtracted from the principal amount of the KSIN Notes. The Company has provided a valuation reserve for the KSIN Notes reflecting management's current best estimate of the potential amount of any successful claims. The Company believes that the amount payable in connection with successful claims, if any, will not exceed the amount of the valuation reserve, and to the extent that it may do so, it will not have a material adverse impact on the Company's financial position or liquidity.

The Company is subject to a variety of environmental and pollution control laws and regulations in some jurisdictions in which it operates and has operated, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material adverse impact on the Company's financial position, results of operations or liquidity.

(amounts in thousands of U.S. dollars, except share data)

The Company conducts a large part of its operations in leased premises and leases certain equipment under lease agreements classified as operating leases. Leases which expire are generally renewed or replaced by similar leases. The future minimum payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year, are as follows:

Fiscal Years Ended	Amount
2009	$ 1,915
2010	534
2011	172
2012	9
	$ 2,630

Contingent rentals under operating leases are insignificant. Net rental expense for all operating leases was $2,066 and $1,921 for the years ended December 31, 2007 and 2006, respectively.

Directors

Stephen H. Goodman
Chairman of the Board

Antonio Costa
President, Director, Singer Productos Electricos S.A.

Alex Johnston
Managing Partner, Fleming Media

Stewart M. Kasen
Director, several public companies

Malcolm J. Matthews
Director, Consultant, TAL Apparel Ltd.

Corporate Officers

Stephen H. Goodman
President and CEO

Gavin Walker
Vice President

Hemaka D.S. Amarasuriya
Vice President

K.K. Gupta
Vice President

Daniel Philiponet
Vice President

Kamal Shah
Vice President

Amy Pappas
Secretary

RETAIL HOLDINGS N.V.
Schottegatweg Oost 44, Willemstad
Curacao, Netherlands Antilles

#2

RECEIVED

2008 APR 17 A 7: 5

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RETAIL HOLDINGS N.V.

STEPHEN H. GOODMAN
CHAIRMAN, PRESIDENT
CHIEF EXECUTIVE OFFICER

April 2, 2008

TO THE RETAIL HOLDINGS N.V. SHAREHOLDERS

Dear Fellow Shareholder:

I have enclosed for your information an excerpt from the Company's 2007 Earnings Press Release, dated March 31, 2008, summarizing Retail Holdings' financial results for the year ended December 31, 2007.

I am very pleased that the key Singer Asia operations, the retail and consumer financial services businesses in Bangladesh, Pakistan and Sri Lanka, continued to perform extremely well during 2007; revenue grew 15.4% to $205.3 million while operating profit increased 28.3% to $24.1 million. With 743 shops, 1,496 distributors and dealers, 523,000 active installment accounts and over 3,470 dedicated employees, Singer in Bangladesh, Pakistan and Sri Lanka enhanced its position during 2007 as the number one retailer of durable products for the home. Following the anticipated entry during 2008 into the consumer durable market in India, Singer Asia will have a unique retail presence throughout the India subcontinent.

I am, of course, disappointed by the slow recovery in Thailand and the resulting continued drag on Singer Asia's, and on Retail Holdings' consolidated results. While Thailand's revenue increased 10.2% to $54.3 million, operating results improved by $10.1 million and the operation continued to be strongly cash flow positive, reducing outstanding debt by a further $25.0 million, Singer Thailand still had an operating loss for 2007 of $13.3 million, 53.4% of which loss flows through to Singer Asia's, and 30.3% of which loss flows through to Retail Holdings' consolidated results. Management anticipates that Thailand's performance will continue to improve in 2008, largely reflecting the anticipated growth in appliance sales and the final exit from the unsuccessful motorcycle business.

Retail Holdings' strategy remains unchanged, to maximize and monetize the value of its assets with the medium-term objective of liquidating the Company and distributing the resulting funds and any remaining assets to its shareholders. The Company's objective is to ultimately distribute to shareholders at least the value of its tangible net assets and possibly significantly more, although there is certainly no assurance that this can be achieved. Consistent with the strategy and this objective, the Company initiated a dividend program during 2007, paying a special dividend of $1.00 per Share. The Company's Board of Directors anticipates recommending for shareholder approval a dividend of $0.60 a Share for 2008.

I encourage all Shareholders also to read the complete Retail Holdings' 2007 Summary Annual Report including the Consolidated Financial Statements for the years ended December 31, 2007 and 2006, together with the Auditors' report thereon. As has been the case for the last several years, as an expense saving measure, we have elected not to reproduce and mail the Annual Report to every Shareholder. Shareholders may access the Annual Report, as well as additional financial and other information about Retail Holdings and our subsidiary, Singer Asia Limited, at the Corporate/Investor section of the Company's website: www.retailholdings.com. Shareholders are also welcome to request, at no cost, a hard copy of the Annual Report by email at: apappas@retailholdings.com, by regular mail at NV Adminservice Corporation, 280 North Bedford Road, Mt. Kisco, New York 10549, or by telephone at (914) 241-3404.

I thank you for your continued support.

Sincerely,

Stephen H. Goodman

#3

FOR IMMEDIATE RELEASE
March 31, 2008

INFORMATION CONTACT
Amy Pappas at (914) 241-3404

RETAIL HOLDINGS N.V. ANNOUNCES 2007 RESULTS AND 2008 PROPOSED DIVIDEND

March 31, 2008, Curacao, Netherlands Antilles

Retail Holdings N.V. (Symbol: RHDGF)

Retail Holdings N.V. ("ReHo" or the Company") announced today its results for the year ended December 31, 2007. The Company also announced that ReHo's Board of Directors anticipates recommending for shareholder approval a dividend of $0.60 a Share in 2008.

2007 Year Results

The Company's consolidated results in 2007 continued to be impacted negatively by a still substantial, albeit smaller, loss at Singer Thailand, which masked the strong performance at Singer Asia's retail operations.

For the year ended December 31, 2007, the Company reported consolidated revenue of $276.2 million compared to consolidated revenue of $243.7 million for the same period in 2006, an increase of $32.5 million or 13.3%. Revenue at the retail operating units in Bangladesh, Pakistan and Sri Lanka increased by $27.4 million for 2007 to $205.3 million, or by 15.4% as compared to the same period in 2006. Revenue at Singer Thailand increased by $5.0 million for 2007 to $54.3 million, or by 10.2% as compared to the same period prior year.

The Company's revenue in 2007 includes $40.5 million of finance earnings on consumer credit sales compared to $47.8 million of finance earnings on consumer credit sales for the same period in 2006. The decrease in finance earnings is due to decreased credit earnings in Thailand, reflecting the decline in outstanding installment accounts, partially offset by increased credit earnings at the retail operating units in Bangladesh, Pakistan and Sri Lanka as a result of their strong sales and credit promotion.

Gross profit for the year ended December 31, 2007 was $107.1 million, representing a gross profit as a percentage of revenue of 38.8%, as compared to $100.7 million and a gross profit percentage of 41.3% for the year ended December 31, 2006. The decline in gross profit percentage is primarily due to the decline in Thailand's gross profit percentage, reflecting the higher share in revenue for 2007 as compared with 2006 of used and reverted products which carry a lower gross margin. Gross profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka was $68.7 million for the year ended December 31, 2007, representing a gross profit as a percentage of revenue of 33.5%, as compared to $59.7 million and a gross profit percentage of 33.6% for the year ended December 31, 2006.

Selling and administrative expense for the year ended December 31, 2007 was $101.0 million, representing 36.6% of revenue, as compared to $111.4 million and 45.7% of revenue for the year ended December 31, 2006. The decline in selling and administrative expense as a percentage of revenue is primarily due to the reduction in Thailand's bad debt expense and to the growth in revenue in each of the operations with a less than corresponding increase in fixed and semi-variable selling and administrative expense. At the retail operating units in Bangladesh, Pakistan and Sri Lanka, selling and administrative expense for the year ended December 31, 2007 was $44.6 million, representing 21.7% of revenue, as compared to $41.0 million and 23.0% of revenue for the same period in 2006. Selling and administrative expense at Retail Holdings' corporate declined to $2.0 million for 2007 as compared with $2.8 million for the same period in the prior year.

Operating income for the year ended December 31, 2007 was $6.2 million as compared to a loss of $10.6 million for the same period in 2006. The improvement in operating income reflects the decline in Thailand's operating loss from $23.4 million for the year ended December 31, 2006 to $13.3 million for the year ended December 31, 2007, and the increase in operating profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka from $18.8 million for the year ended December 31, 2006 to $24.1 million for the year ended December 31, 2007.

The continued operating loss at Singer Thailand largely reflects the legacy impact on revenue, S&A expense and operating profit of the motorcycle credit sales boom in 2004, 2005 and 2006, and the subsequent decline in motorcycle account collection performance and resulting higher levels of bad debt expense, product revert and inventory provision. The continued loss has also necessitated a larger valuation reserve for a portion of the deferred tax asset, further impacting the Thailand results. The introduction in 2006 continuing into 2007 of tighter credit granting procedures, Singer Thailand's exit from the motorcycle business (except for the continued sale of reverted products) and the restructuring and consolidation of the operation resulted in a significantly smaller loss for 2007 than for the prior year

Interest expense was $17.2 million and $13.8 million for the years ended December 31, 2007 and December 31 2006, respectively. The increase in interest expense reflects higher interest rates in Sri Lanka and the increased financing required to support the increased level of sales and the promotion of credit in markets other than Thailand.

Equity earnings from Operating Affiliates were $1.7 million and $1.6 million for the years ended December 31, 2007 and December 31, 2006, respectively. The slightly higher level of affiliate income for 2007 was achieved despite the sale of the remaining stake in one of the Company's affiliates in Sri Lanka.

Royalty expense was $2.8 million and $2.4 million for the years ended December 31, 2007 and December 31, 2006, respectively. The increase in royalty expense is due to the increased revenue at Singer Asia. The royalty expense is for the use of the Singer trademark by Singer Asia and its operating companies.

Miscellaneous other income was $6.1 million for the year ended December 31, 2007 and $8.3 million for the year ended December 31, 2006. Other income in 2007 includes $3.5 million of interest income from cash investments and the KSIN and Jamaica Notes receivable and $1.1 million from disposal of property, plant and equipment. Other income in 2006 includes $3.5 million of interest income and a $3.0 million gain from reversal of a valuation reserve no longer required relating to a KSIN note.

The Company's loss before provision for income tax and minority interest declined from $17.0 million for the year ended December 31, 2006 to $6.0 million for the year ended December 31, 2007. The smaller loss reflects the improvement in operating income of $16.8 million for 2007 as compared with 2006 as well as an increase in earnings from affiliates, offset, in part, by higher interest and royalty expense and lower other income, net.

Provision for income taxes amounted to $7.7 million and $0.7 million for the years ended December 31, 2007 and December 31, 2006, respectively. The increase in provision for income taxes primarily results from an increase of $7.9 million in the valuation allowance for deferred taxes, reflecting uncertainties regarding the realization of the net operating loss carry forward in Thailand, as well as from additional provisions reflecting higher pre-tax income in the other operations.

Minority interest share in loss was $10.4 million for the year ended December 31, 2007 as compared to minority interest share in loss of $15.5 million the same period prior year. The decline in minority interest share in loss primarily reflects the smaller loss at Singer Thailand for 2007 as compared to 2006, which loss is shared by both the 46.6% public shareholders of Singer Thailand and the 43.2% minority shareholders of Singer Asia.

The Company's net loss for the year ended December 31, 2007 was $3.3 million, as compared to a net loss of $2.3 million for the year ended December 31, 2006. The $1.0 million deterioration primarily reflects the increase in provision for income taxes and the decline in minority interest share in loss. The increase in provision for income taxes and the decline in minority interest share in loss both primarily relate to the additional valuation allowance for deferred taxes in Thailand -- a non-cash item.

The Company's net loss is equivalent to a basic and diluted loss per Share of $0.64 in the year ended December 31, 2007, compared to a basic and diluted loss per Share of $0.44 in the year ended December 31, 2006.

Chairman Comments

Commenting on the 2007 results, Stephen H. Goodman, ReHo's Chairman, President and Chief Executive Officer, remarked, "I am very pleased that the key Singer Asia operations, the retail and consumer financial services businesses in Bangladesh, Pakistan and Sri Lanka, continued to perform extremely well during 2007; revenue grew 15.4% to $205.3 million while operating profit increased 28.3% to $24.1 million. With 743 shops, 1,496 distributors and dealers, 523,000 active installment accounts and over 3,470 dedicated employees, Singer in Bangladesh, Pakistan and Sri Lanka enhanced its position during 2007 as the number one retailer of durable products for the home. Following the anticipated entry during 2008 into the consumer durable market in India, Singer Asia will have a unique retail presence throughout the India subcontinent.

"I am, of course, disappointed by the slow recovery in Thailand and the resulting continued drag on Singer Asia's, and on Retail Holdings' consolidated results. While Thailand's revenue increased 10.2% to $54.3 million, operating results improved by $10.1 million and the operation continued to be strongly cash flow positive, reducing outstanding debt by a further $25.0 million, Singer Thailand still had an operating loss for

2007 of $13.3 million, 53.4% of which loss flows through to Singer Asia's, and 30.3% of which loss flows through to Retail Holdings' consolidated results. Management anticipates that Thailand's performance will continue to improve in 2008, largely reflecting the anticipated growth in appliance sales and the final exit from the unsuccessful motorcycle business.

"Retail Holdings' strategy remains unchanged, to maximize and monetize the value of its assets with the medium-term objective of liquidating the Company and distributing the resulting funds and any remaining assets to its shareholders. The Company's objective is to ultimately distribute to shareholders at least the value of its tangible net assets and possibly significantly more, although there is certainly no assurance that this can be achieved. Consistent with the strategy and this objective, the Company initiated a dividend program during 2007, paying a special dividend of $1.00 per Share. The Company's Board of Directors anticipates recommending for shareholder approval a dividend of $0.60 a Share for 2008.

"I encourage all shareholders to read the Company's complete Summary Annual Report and consolidated financial statements, which are available on the Retail Holdings website or by request to the Company."

About Retail Holdings

The Company is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited, ("Singer Asia"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer worldwide sewing business and trademark; and 3) cash and cash equivalents. ReHo has no operating activities other than those carried out through Singer Asia.

The Company is a Netherlands Antilles public company, which is the successor company to the Singer Company N.V. and its predecessor companies. The Company, formerly known as Singer N.V., changed its name to Retail Holdings N.V. following the sale of the sewing business and the Singer trademark in September 2004.

Price quotations for the Company's shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF". Brokers should be able to continue trading ReHo's shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the U.S. Securities and Exchange Commission the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of ReHo's audited consolidated financial statements for the twelve months ended December 31, 2007, 2006, 2005, 2004, 2003, 2002, and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2007 Annual Report dated April 2008, and the prior Disclosure Statements and Reports dated May 2007, April 2006, April 2005, April 2004, April 2003, May 2002 and September 2001; and copies of all semi-annual and quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the Corporate/Investor section of the Company's website at www.retailholdings.com.

Statements made herein with respect to the Company's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources, and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and the currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd. and the secured promissory notes issued to the Company by AON International and Singer Jamaica; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Amy Pappas at (914) 241-3404.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006
(in thousands of U.S. dollars, except share data)

	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 24,835	$ 32,454
Accounts receivable	109,646	114,463
Inventories	56,503	56,758
Other current assets	17,359	19,610
Total current assets	208,343	223,285
Investment in affiliates	8,053	7,715
Installment receivables due in excess of one year	23,820	35,863
Property, plant and equipment	28,851	25,834
Goodwill and other intangible assets	15,693	15,167
Other assets	26,949	27,629
Total assets	$ 311,709	$ 335,493
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Notes and loans payable	$ 70,261	$ 70,789
Current portion of long-term debt	25,483	24,278
Accounts payable	21,666	19,076
Accrued liabilities	21,476	18,911
Total current liabilities	138,886	133,054
Long-term debt, excluding current portion	40,061	53,560
Other non-current liabilities	15,013	15,157
Minority interest	42,753	51,451
Total liabilities	236,713	253,222
SHAREHOLDERS' EQUITY		
Preferred shares, redeemable, $0.01 par value, authorized 1,000,000 shares; issued and outstanding Series A convertible, nil shares in 2006 and 2005	-	-
Common shares, $0.01 par value, authorized 20,000,000 shares; issued and outstanding 5,166,766 in 2007 and 5,086,766 in 2006	51	51
Additional paid-in capital	86,035	90,926
Deficit	(7,158)	(3,845)
Accumulated other comprehensive loss	(3,932)	(4,861)
Total shareholders' equity	74,996	82,271
Total liabilities and shareholders' equity	$ 311,709	$ 335,493

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(in thousands of U.S. dollars, except share data)

	2007	2006
REVENUES	$ 276,245	$ 243,706
COST OF REVENUES	169,105	142,969
Gross profit	107,140	100,737
SELLING AND ADMINISTRATIVE EXPENSES	100,968	111,350
Operating income (loss)	6,172	(10,613)
OTHER INCOME (EXPENSE)		
Interest expense	(17,228)	(13,830)
Other, net	5,074	7,414
Other income (expense), net	(12,154)	(6,416)
Loss before provision for income taxes and minority interest	(5,982)	(17,029)
PROVISION FOR INCOME TAXES	7,682	739
MINORITY INTEREST SHARE IN LOSS	(10,351)	(15,466)
NET LOSS	$ (3,313)	$ (2,302)
SHARE DATA		
Basic loss per share	$ (0.64)	$ (0.44)
Diluted loss per share	$ (0.64)	$ (0.44)
Basic weighted average common shares outstanding	5,139,945	5,148,989
Diluted weighted average common shares outstanding	5,249,461	5,291,017

#4

PRESS RELEASE EXCERPT

RETAIL HOLDINGS N.V. ANNOUNCES 2007 RESULTS AND 2008 PROPOSED DIVIDEND

March 31, 2008, Curacao, Netherlands Antilles

Retail Holdings N.V. (Symbol: RHDGF)

Retail Holdings N.V. ("ReHo" or the Company") announced today its results for the year ended December 31, 2007. The Company also announced that ReHo's Board of Directors anticipates recommending for shareholder approval a dividend of $0.60 a Share in 2008.

<u>2007 Year Results</u>

The Company's consolidated results in 2007 continued to be impacted negatively by a still substantial, albeit smaller, loss at Singer Thailand, which masked the strong performance at Singer Asia's retail operations.

For the year ended December 31, 2007, the Company reported consolidated revenue of $276.2 million compared to consolidated revenue of $243.7 million for the same period in 2006, an increase of $32.5 million or 13.3%. Revenue at the retail operating units in Bangladesh, Pakistan and Sri Lanka increased by $27.4 million for 2007 to $205.3 million, or by 15.4% as compared to the same period in 2006. Revenue at Singer Thailand increased by $5.0 million for 2007 to $54.3 million, or by 10.2% as compared to the same period prior year.

The Company's revenue in 2007 includes $40.5 million of finance earnings on consumer credit sales compared to $47.8 million of finance earnings on consumer credit sales for the same period in 2006. The decrease in finance earnings is due to decreased credit earnings in Thailand, reflecting the decline in outstanding installment accounts, partially offset by increased credit earnings at the retail operating units in Bangladesh, Pakistan and Sri Lanka as a result of their strong sales and credit promotion.

Gross profit for the year ended December 31, 2007 was $107.1 million, representing a gross profit as a percentage of revenue of 38.8%, as compared to $100.7 million and a gross profit percentage of 41.3% for the year ended December 31, 2006. The decline in gross profit percentage is primarily due to the decline in Thailand's gross profit percentage, reflecting the higher share in revenue for 2007 as compared with 2006 of used and reverted products which carry a lower gross margin. Gross profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka was $68.7 million for the year ended December 31, 2007, representing a gross profit as a percentage of revenue of 33.5%, as compared to $59.7 million and a gross profit percentage of 33.6% for the year ended December 31, 2006.

Selling and administrative expense for the year ended December 31, 2007 was $101.0 million, representing 36.6% of revenue, as compared to $111.4 million and 45.7% of revenue for the year ended December 31, 2006. The decline in selling and administrative expense as a percentage of revenue is primarily due to the reduction in Thailand's bad debt expense and to the growth in revenue in each of the operations with a less than corresponding increase in fixed and semi-variable selling and administrative expense. At the retail operating units in Bangladesh, Pakistan and Sri Lanka, selling and administrative expense for the year ended December 31, 2007 was $44.6 million, representing 21.7% of revenue, as compared to $41.0 million and 23.0% of revenue for the same period in 2006. Selling and administrative expense at Retail Holdings' corporate declined to $2.0 million for 2007 as compared with $2.8 million for the same period in the prior year.

Operating income for the year ended December 31, 2007 was $6.2 million as compared to a loss of $10.6 million for the same period in 2006. The improvement in operating income reflects the decline in Thailand's operating loss from $23.4 million for the year ended December 31, 2006 to $13.3 million for the year ended December 31, 2007, and the increase in operating profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka from $18.8 million for the year ended December 31, 2006 to $24.1 million for the year ended December 31, 2007.

The continued operating loss at Singer Thailand largely reflects the legacy impact on revenue, S&A expense and operating profit of the motorcycle credit sales boom in 2004, 2005 and 2006, and the subsequent decline in motorcycle account collection performance and resulting higher levels of bad debt expense, product revert and inventory provision. The continued loss has also necessitated a larger valuation reserve for a portion of the deferred tax asset, further impacting the Thailand results. The introduction in 2006 continuing into 2007 of tighter credit granting procedures, Singer Thailand's exit from the motorcycle business (except for the continued sale of reverted products) and the restructuring and consolidation of the operation resulted in a significantly smaller loss for 2007 than for the prior year

Interest expense was $17.2 million and $13.8 million for the years ended December 31, 2007 and December 31 2006, respectively. The increase in interest expense reflects higher interest rates in Sri Lanka and the increased financing required to support the increased level of sales and the promotion of credit in markets other than Thailand.

Equity earnings from Operating Affiliates were $1.7 million and $1.6 million for the years ended December 31, 2007 and December 31, 2006, respectively. The slightly higher level of affiliate income for 2007 was achieved despite the sale of the remaining stake in one of the Company's affiliates in Sri Lanka.

Royalty expense was $2.8 million and $2.4 million for the years ended December 31, 2007 and December 31, 2006, respectively. The increase in royalty expense is due to the increased revenue at Singer Asia. The royalty expense is for the use of the Singer trademark by Singer Asia and its operating companies.

Miscellaneous other income was $6.1 million for the year ended December 31, 2007 and $8.3 million for the year ended December 31, 2006. Other income in 2007 includes $3.5 million of interest income from cash investments and the KSIN and Jamaica Notes receivable and $1.1 million from disposal of property, plant and equipment. Other income in 2006 includes $3.5 million of interest income and a $3.0 million gain from reversal of a valuation reserve no longer required relating to a KSIN note.

The Company's loss before provision for income tax and minority interest declined from $17.0 million for the year ended December 31, 2006 to $6.0 million for the year ended December 31, 2007. The smaller loss reflects the improvement in operating income of $16.8 million for 2007 as compared with 2006 as well as an increase in earnings from affiliates, offset, in part, by higher interest and royalty expense and lower other income, net.

Provision for income taxes amounted to $7.7 million and $0.7 million for the years ended December 31, 2007 and December 31, 2006, respectively. The increase in provision for income taxes primarily results from an increase of $7.9 million in the valuation allowance for deferred taxes, reflecting uncertainties regarding the realization of the net operating loss carry forward in Thailand, as well as from additional provisions reflecting higher pre-tax income in the other operations.

Minority interest share in loss was $10.4 million for the year ended December 31, 2007 as compared to minority interest share in loss of $15.5 million the same period prior year. The decline in minority interest share in loss primarily reflects the smaller loss at Singer Thailand for 2007 as compared to 2006, which loss is shared by both the 46.6% public shareholders of Singer Thailand and the 43.2% minority shareholders of Singer Asia.

The Company's net loss for the year ended December 31, 2007 was $3.3 million, as compared to a net loss of $2.3 million for the year ended December 31, 2006. The $1.0 million deterioration primarily reflects the increase in provision for income taxes and the decline in minority interest share in loss. The increase in provision for income taxes and the decline in minority interest share in loss both primarily relate to the additional valuation allowance for deferred taxes in Thailand -- a non-cash item.

The Company's net loss is equivalent to a basic and diluted loss per Share of $0.64 in the year ended December 31, 2007, compared to a basic and diluted loss per Share of $0.44 in the year ended December 31, 2006.

About Retail Holdings

The Company is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited, ("Singer Asia"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer worldwide sewing business and trademark; and 3) cash and cash equivalents. ReHo has no operating activities other than those carried out through Singer Asia.

The Company is a Netherlands Antilles public company, which is the successor company to the Singer Company N.V. and its predecessor companies. The Company, formerly known as Singer N.V., changed its name to Retail Holdings N.V. following the sale of the sewing business and the Singer trademark in September 2004.

Price quotations for the Company's shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF". Brokers should be able to continue trading ReHo's shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the U.S. Securities and Exchange Commission the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of ReHo's audited consolidated financial statements for the twelve months ended December 31, 2007, 2006, 2005, 2004, 2003, 2002, and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2007 Annual Report dated April 2008, and the prior Disclosure Statements and Reports dated May 2007, April 2006, April 2005, April 2004, April 2003, May 2002 and September 2001; and copies of all semi-annual and quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the Corporate/Investor section of the Company's website at www.retailholdings.com.

Statements made herein with respect to the Company's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources, and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and the currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd. and the secured promissory notes issued to the Company by AON International and Singer Jamaica; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Amy Pappas at (914) 241-3404.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

(in thousands of U.S. dollars, except share data)

	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 24,835	$ 32,454
Accounts receivable	109,646	114,463
Inventories	56,503	56,758
Other current assets	17,359	19,610
Total current assets	208,343	223,285
Investment in affiliates	8,053	7,715
Installment receivables due in excess of one year	23,820	35,863
Property, plant and equipment	28,851	25,834
Goodwill and other intangible assets	15,693	15,167
Other assets	26,949	27,629
Total assets	$ 311,709	$ 335,493
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Notes and loans payable	$ 70,261	$ 70,789
Current portion of long-term debt	25,483	24,278
Accounts payable	21,666	19,076
Accrued liabilities	21,476	18,911
Total current liabilities	138,886	133,054
Long-term debt, excluding current portion	40,061	53,560
Other non-current liabilities	15,013	15,157
Minority interest	42,753	51,451
Total liabilities	236,713	253,222
SHAREHOLDERS' EQUITY		
Preferred shares, redeemable, $0.01 par value, authorized 1,000,000 shares; issued and outstanding Series A convertible, nil shares in 2006 and 2005	-	-
Common shares, $0.01 par value, authorized 20,000,000 shares; issued and outstanding 5,166,766 in 2007 and 5,086,766 in 2006	51	51
Additional paid-in capital	86,035	90,926
Deficit	(7,158)	(3,845)
Accumulated other comprehensive loss	(3,932)	(4,861)
Total shareholders' equity	74,996	82,271
Total liabilities and shareholders' equity	$ 311,709	$ 335,493

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(in thousands of U.S. dollars, except share data)

	2007	2006
REVENUES	$ 276,245	$ 243,706
COST OF REVENUES	169,105	142,969
Gross profit	107,140	100,737
SELLING AND ADMINISTRATIVE EXPENSES	100,968	111,350
Operating income (loss)	6,172	(10,613)
OTHER INCOME (EXPENSE)		
Interest expense	(17,228)	(13,830)
Other, net	5,074	7,414
Other income (expense), net	(12,154)	(6,416)
Loss before provision for income taxes and minority interest	(5,982)	(17,029)
PROVISION FOR INCOME TAXES	7,682	739
MINORITY INTEREST SHARE IN LOSS	(10,351)	(15,466)
NET LOSS	$ (3,313)	$ (2,302)
SHARE DATA		
Basic loss per share	$ (0.64)	$ (0.44)
Diluted loss per share	$ (0.64)	$ (0.44)
Basic weighted average common shares outstanding	5,139,945	5,148,989
Diluted weighted average common shares outstanding	5,249,461	5,291,017

END